Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

FLINT HILLS RESOURCES, LLC
PURCHASER

and

HUNTSMAN INTERNATIONAL LLC,

HUNTSMAN PETROCHEMICAL CORPORATION,

HUNTSMAN INTERNATIONAL CHEMICALS CORPORATION,

HUNTSMAN POLYMERS HOLDINGS CORPORATION,

HUNTSMAN POLYMERS CORP.,

HUNTSMAN EXPANDABLE POLYMERS COMPANY, LLC

and

HUNTSMAN CHEMICAL COMPANY OF CANADA, INC.
SELLERS

As of February 15, 2007

i

LIST OF EXHIBITS

Exhibit A	Business Plan

Exhibit B	Cross License Agreement

Exhibit C	Peru Site Lease

Exhibit D	Transition Services Agreement (Purchaser to Sellers)

Exhibit E	Transition Services Agreement (Sellers to Purchaser)

Exhibit F	Capacity Rights Purchase Agreement

Exhibit G	Ethylene Sales Agreement

Exhibit H	Chemical Grade Propylene Sales Agreement

Exhibit I	Ethylene to Ethylene Glycol Exchange Agreement

Exhibit J	Aromatic Distillate Sales Agreement

Exhibit K	Normal Butane Sales Agreement

Exhibit L	APAO Exchange and Licensing Agreement

Exhibit M	EPS Exchange and Licensing Agreement

Exhibit N	Ethylene Exchange Agreement

Exhibit O	Propylene Exchange Agreement

Exhibit P	Ethane — Propane Exchange Agreement

Exhibit Q	Port Neches Dock Use Agreement

Exhibit R	Refinery Grade Propylene Unloading Agreement

Exhibit S	Pipeline Bill of Sale and Assignment of Easements

LIST OF EXHIBITS TO THE
ASSET PURCHASE AGREEMENT

LIST OF SCHEDULES

Schedule 1.1-A	Excluded Computer Data

Schedule 1.1-B	Excluded Technology Hardware

Schedule 1.1-C	Excluded Software License Agreements

Schedule 1.1-D	Known Off-Site Migrated Environmental Contamination

Schedule 1.1-E	Performance Test Protocol

Schedule 1.1-F	Permitted Liens

Schedule 1.1-G-1	Knowledge of Sellers

Schedule 1.1-G-2	Knowledge of Sellers after Due Inquiry

Schedule 2.2(c)	Tangible Personal Property

Schedule 2.2(m)	Business Deposits

Schedule 2.3(l)	Excluded Assets

Schedule 3.2(b)	Procedures for Calculating Inventory

Schedule 3.4(b)	Accounting Arbitrator

Schedule 4.3(a)	Governmental Consents and Filings

Schedule 4.4	Site Information

Schedule 4.4(c)-1	Easement Facilities

Schedule 4.4(c)-2	Existing Easements

Schedule 4.4(d)	Exceptions to Interests in Real Property

Schedule 4.5	Title to Assets

Schedule 4.6	Financial Statements

Schedule 4.7	Undisclosed Liabilities

Schedule 4.8	Absence of Changes

Schedule 4.9	Legal Proceedings

Schedule 4.10	Compliance with Law

Schedule 4.11	Material Contracts

Schedule 4.12	Tax Returns; Taxes

Schedule 4.13	Employees & Independent Contractors

Schedule 4.14	Seller Benefit Plans

Schedule 4.15	Labor Agreements

Schedule 4.17(a)	Compliance with Environmental Law

Schedule 4.17(b)	Environmental Permits

LIST OF SCHEDULES TO THE
ASSET PURCHASE AGREEMENT

Schedule 4.17(c)	Environmental Claims

Schedule 4.17(d)	Material Remediation or Corrective Action

Schedule 4.17(e)	Remediation Activities

Schedule 4.17(f)	Off-Site Disposal Activities

Schedule 4.17(g)	Environmental Notice or Approvals

Schedule 4.17(h)	Other Material Environmental Liabilities

Schedule 4.18(a)	Registered Business Intellectual Property

Schedule 4.18(b)	IP Infringement

Schedule 4.19	Licenses; Permits

Schedule 4.21	Key Customers; Key Suppliers

Schedule 4.23	Related Party Transactions

Schedule 5.3	Governmental Consents and Filings

Schedule 6.1	Permitted Pre-Close Activities

Schedule 6.1(b)	Capital Projects

Schedule 6.3(c)	Monthly Management Report

Schedule 6.4(d)	Transferable Licenses

Schedule 6.5(a)(v)	Special Restricted Assets

Schedule 6.7(a)	Employment Offers

Schedule 6.7(b)	Optional Employment Offers

Schedule 6.10(a)	Title Commitments

Schedule 6.10(b)-1	Seller Retained Easements

Schedule 6.10(b)-2	Additional Conveyed Easements

Schedule 6.16(a)	Computer Data

Schedule 6.16(b)(i)	Software Applications; Acquired

Schedule 6.16(b)(ii)	Software Applications; Consent

Schedule 6.22(b)	Option Property

Schedule 7.1	Allocation of Purchase Price

Schedule 8.1(d)	Environmental Restrictions

Schedule 9.1(c)	Governmental Consents

Schedule 9.2(d)	Required Consents

Schedule 9.2(e)	Required Licenses

Schedule 10.2(c)	Amendment Protocol

Schedule 12.2(f)	Special Matters

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 15, 2007, is made and entered into by and among Flint Hills Resources, LLC, a Delaware limited liability company (the “Purchaser”), on the one hand, and Huntsman International LLC, a Delaware limited liability company (“HI”), Huntsman Petrochemical Corporation, a Delaware corporation (“Huntsman Petrochemical”), Huntsman International Chemicals Corporation, a Utah corporation (“HIC”), Huntsman Polymers Holdings Corporation, a Delaware corporation (“HPHC”), Huntsman Expandable Polymers Company, LLC, a Utah limited liability company (“HEPC”), Huntsman Polymers Corp., a Delaware corporation (“HPC”), and Huntsman Chemical Company of Canada, Inc., a Quebec corporation (“Huntsman Canada”, and together with HI, Huntsman Petrochemical, HIC, HPHC, HEPC and HPC, the “Sellers” and, each individually, a “Seller”), on the other hand.  The Purchaser and the Sellers are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, (i) Huntsman Petrochemical and certain of its Affiliates are engaged in the business of producing, manufacturing, marketing, selling, trading and providing technical support with respect to ethylene, chemical grade propylene, cyclohexane and benzene from its olefins and cyclohexane and benzene facilities at the Port Arthur Site and associated pipelines and storage facilities, but excluding, for the avoidance of doubt, the Excluded Businesses (the “Base Chemicals Business”) and (ii) the Sellers (other than Huntsman Petrochemical) and certain of their Affiliates (a) are engaged in the business of formulating, testing, producing, manufacturing, marketing, selling, trading and providing technical support with respect to polyethylene, polypropylene and expandable polystyrene; and (b) own certain tangible assets used in the production of amorphous polyalphaolefins that are being conveyed to the Purchaser hereunder, in each case from their facilities at the Sites (other than the Port Arthur Site and associated pipelines and storage facilities) and at the Mansonville Site to the extent the assets and liabilities associated with that business are being conveyed to the Purchaser hereunder, but excluding, for the avoidance of doubt, the Excluded Businesses (the “Polymers Business” and together with the Base Chemicals Business, the “Business”); and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Sellers propose to sell to the Purchaser, and the Purchaser proposes to purchase from the Sellers, the Assets, and the Purchaser proposes to assume certain of the liabilities and obligations of the Sellers associated with the Business; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated by this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, each Party hereby agrees as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1                                      Definitions.  The following terms, as used herein, have the following meanings:

“ADA” means the Americans with Disabilities Act of 1990, 42 U.S.C. § 12101 et seq., as amended, and the rules and regulations promulgated thereunder.

“ADEA” means the Age Discrimination in Employment Act of 1967, 29 U.S.C. § 621 et seq., as amended, and the rules and regulations promulgated thereunder.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Ancillary Documents” means the Purchaser Ancillary Documents and the Seller Ancillary Documents.

“APAO Non-PPE Assets” means all grades of finished goods inventory, including molten grades, and all butene and tackifier raw material stores, in each case related to the amorphous polyalphaolefins business of the Sellers and wherever located.

“Assigned Indemnity” means Part 8 (to the extent it currently provides indemnity protection to Huntsman International LLC, formerly known as Huntsman Corporation, or its Affiliates for the Port Arthur Site, including all assets related to the operation of the Base Chemicals Business) of the Texaco Agreement.

“Assumed Contracts” means the Material Contracts and all other contracts of any Seller or its Affiliates that primarily relate to the Business, but excluding the Easements and any contracts that are Excluded Assets; provided, however, that the JCO-Wide Contracts shall be Assumed Contracts only to the extent such contracts relate to the Business.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Houston, Texas.

“Business Employee” means any employee of any Seller or any of their respective Affiliates who is listed on Schedule 4.13.

“Business Intellectual Property” means all Intellectual Property (whether owned or licensed) primarily related to the Business, including all Intellectual Property used at the Mansonville Site that is primarily related to the Business, but excluding, for the avoidance of doubt, all Intellectual Property (whether owned or licensed) primarily related to the Sellers’ business of formulating, testing, producing, manufacturing, marketing, selling, trading and providing technical support with respect to amorphous polyalphaolefins.

“Business Plan” means the management presentation provided to the Purchaser on October 19, 2006 attached as Exhibit A, as such plan may be amended in the ordinary course of business in response to changes in circumstances or facts or for other commercially reasonable reasons and not in violation of Section 6.1.

“Change of Control” means at any time, (a) with respect to the Purchaser or any Qualified Transferee, Koch Industries, Inc. ceases to be the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934 and the rules thereunder), directly or indirectly, through one or more intermediaries, of 50% or more of the outstanding equity interests of the Purchaser or such Qualified Transferee; and (b) with respect to any other Person (other than the Purchaser or a Qualified Transferee), any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who previous to such time did not “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934 and the rules thereunder), directly or indirectly, through one or more intermediaries, 50% or more of the outstanding equity interests of such Person becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934 and the rules thereunder), directly or indirectly, through one or more intermediaries, of 50% or more of the outstanding equity interests of such Person.

“Closing” means the consummation of the transactions contemplated by Section 2.1.

“Closing Date” means the date on which the Closing occurs.

“COBRA Coverage” means continuation coverage required under Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commercial Agreements” means those certain agreements between the Purchaser, on the one hand, and a Seller or any Affiliate of a Seller, on the other, or between the Purchaser, on the one hand, and another Person, on the other, executed at the Closing to take effect on the Closing Date, the forms of which are attached hereto as Exhibits G through S.

“Confidentiality Agreement” means the confidentiality agreement dated July 19, 2006 between Huntsman and Koch Equity Development, LLC, an Affiliate of the Purchaser, as supplemented by that certain Supplemental Agreement dated November 3, 2006, between Koch Equity Development, LLC and Huntsman.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Conveyed Sites” means all of the Sites other than the Longview Leased Site and the Peru Site.

“Cross License Agreement” means the Cross License Agreement, the form of which is attached as Exhibit B.

“Deloitte” means Deloitte & Touche USA LLP.

“Easement Facilities” means the Facilities described on Schedule 4.4(c)-1.

“Easements” means the Existing Easements and the Additional Conveyed Easements.

“Effective Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Employee Benefit Plan” means, with respect to any Person, (i) each plan, fund, program, agreement, arrangement or scheme, in each case, that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan, (ii) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), (iii) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA), (iv) each severance plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal, and (v) each other employee benefit plan, fund, program, agreement or arrangement, but excluding government sponsored plans.

“Employment Agreement” means any written employment contract, consulting agreement, agreement regarding deferred compensation that is not scheduled in this Agreement as a Seller Benefit Plan, termination or severance agreement, change of control agreement or any other agreement, arrangement or understanding regarding the terms and conditions of employment or payment of compensation, or regarding a consulting or independent contractor relationship, in respect to any current or former officer, employee, consultant or independent contractor.  For purposes of clarity, Labor Agreements, assignments of Intellectual Property, non-compete agreements and confidentiality agreements shall not be considered Employment Agreements.

“Environmental Laws” means all Laws relating to (i) the protection of the indoor or outdoor environment, (ii) pollution or pollution control, (iii) the conservation, management or use of natural resources and wildlife, and (iv) the management, containment, manufacture, possession, presence, use, processing, generation, transportation, treatment, storage, disposal, Release, abatement, removal, Remediation or handling of or exposure to any Hazardous Materials or other hazardous, toxic, deleterious, carcinogenic, mutagenic, radioactive, corrosive, reactive, injurious or otherwise harmful chemical, constituent, substance, material, product or waste.

“Environmental Permits” means all Licenses that are required under any Environmental Law in connection with the Business, the Assets or the Facilities.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with any Seller would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Excluded Businesses” means:  (i) the Sellers’ or their Affiliates’ expandable polystyrene business located in the Commonwealth of Australia; (ii) the Sellers’ business at the Mansonville Site to the extent the assets and liabilities associated with that business have not been conveyed to the Purchaser pursuant to the terms of this Agreement; (iii) the Sellers’ olefins business conducted at the Port Neches, Texas facility and any assets related thereto, excluding the Assets but including any Excluded Assets, as any such businesses described herein may be conducted from time to time from and after the Closing; and (iv) the Sellers’ business of formulating, testing, producing, manufacturing, marketing, selling, trading and providing technical support with respect to amorphous polyalphaolefins.

“Excluded Computer Data” means the data in electronic form that is primarily used in connection with the Business set forth on Schedule 1.1-A.

“Excluded Information Technology Hardware” means the computer hardware and related equipment primarily used in connection with the Business set forth on Schedule 1.1-B.

“Excluded Software License Agreements” means the software license agreements regarding software primarily used in or material to the Business set forth on Schedule 1.1-C.

“Existing Easements” means the easements, leasehold rights, other surface use rights and rights-of-way existing as of the date hereof covering land that is not owned by the Sellers or their Affiliates described on Schedule 4.4(c)-2 and upon which any part of the Easement Facilities is located.

“Facilities” means the structures, fixtures, buildings, improvements and equipment, including process units, tanks, pipelines, caverns, terminals, docks and rail spurs located on the Sites and the Easements, but specifically excluding the Excluded Assets.

“Financial Statements” means (i) the audited balance sheets of the Business as of December 31, 2004 and 2005, and the related statements of operations, parent’s net investment and advances, and cash flows for each of the two years in the period ended December 31, 2005, together with the related notes and schedules thereto (the “Annual Financial Statements”), and the unaudited balance sheet of the Business as of September 30, 2006, and the related statements of operations for the nine months ended September 30, 2006, prepared on a basis consistent with the Annual Financial Statements, except that no footnote disclosures will be provided and (ii) the financial statements to be delivered pursuant to Section 6.3.

“First Dollar Retained Liabilities” means any Retained Liabilities described in Sections 2.5(b), (c), (d), (e), (f), (g), (h), (i), (j), (k) or (p).

“FLSA” means the Fair Labor Standards Act of 1938, 29 U.S.C. § 201 et seq., as amended, and the rules and regulations promulgated thereunder.

“FMLA” means the Family and Medical Leave Act, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States as of the date hereof.

“Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission, or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” means any substance, pollutant, contaminant, or waste subject to Remediation pursuant to any applicable Environmental Law, or any constituent of any such substance, pollutant, contaminant or waste, the use, handling, presence or Release of which is regulated by or pursuant to any applicable Environmental Law.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Huntsman” means Huntsman Corporation, a Delaware corporation.

“Huntsman Confidential Information” means the “Huntsman Confidential Information”, as such term is defined in the Confidentiality Agreement.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business, but including the current liability portion of any indebtedness for borrowed money); (iii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (iv) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (v) the liquidation value, accrued and unpaid dividends and prepayment or redemption premiums and penalties (if any), unpaid fees or expense and other monetary obligations in respect of any and all redeemable preferred stock of such Person; (vi) all obligations of the type referred to in clauses (i) through (v) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnifiable Assumed Liabilities” means any liabilities and obligations associated with Remediation of: (i) Unknown On-Site Environmental Contamination; (ii) Unknown Off-

Site Migrated Environmental Contamination; and (iii) any Material Increase in Known On-Site Environmental Contamination.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party.

“Independent Contractor” means an individual who is not otherwise directly employed by a Seller or an Affiliate of a Seller and who provides services to a Seller or an Affiliate of a Seller in connection with the Business and is listed as an “Independent Contractor” on Schedule 4.13.

“Intellectual Property” means any or all of the following, and all rights arising out of or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all confidential and trade secret information, including all confidential inventions (whether patentable or not), proprietary software, invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing throughout the world; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; and (iv) all trade names, domain names, logos, slogans, designs, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world.

“Intercompany Debt” means the Indebtedness between any Seller, on the one hand, and any other Seller, or an Affiliate of such Seller, on the other hand.

“Inventory” means all items of the Sellers’ finished products and feedstocks purchased, acquired, or held in the Business and work-in-process of the Business, wherever located, in transit, stored off-site or at the Sites or in the Facilities, including certain catalysts and additives that have historically been included in the Sellers’ valuation of Inventory in the Financial Statements, but excluding any inventory held on consignment from third parties.

“JCO-Wide Contracts” means any contracts of the Sellers and their Affiliates for the supply of services or products both to the Base Chemicals Business and to other businesses of the Sellers and their Affiliates.

“Key Customer” means (i) each of the 10 largest customers of the Base Chemicals Business (other than the Sellers or their Affiliates) based on aggregate sales of products from the Base Chemicals Business during the two-year period ended December 31, 2006, and (ii) each of the 15 largest customers of the Polymers Business (other than the Sellers or their Affiliates) based on aggregate sales of products from the Polymers Business during the twelve-month period ended December 31, 2006.

“Key Supplier” means (i) each of the 10 largest suppliers associated with the Base Chemicals Business (other than the Sellers or their Affiliates) based on aggregate purchases of goods or services for the Business during the two-year period ended December 31, 2006, and (ii) each of the 15 largest suppliers associated with the Polymers Business (other than the Sellers or their Affiliates) based on aggregate purchases of goods or services for the Polymers Business during the twelve-month period ended December 31, 2006.

“Known Off-Site Migrated Environmental Contamination” means (i) any contamination set forth on Schedule 1.1-D or (ii) any Release of a Hazardous Material related to or arising out of Known On-Site Environmental Contamination that after the Closing migrates off of the Marysville Site, the Odessa Site, the Port Arthur Site, the Longview Owned Site or the Easements.

“Known On-Site Environmental Contamination” means those on-site Releases of Hazardous Materials that are scheduled on Schedules 4.17(d) or (e) and relate to the Marysville Site, the Odessa Site, the Port Arthur Site, the Longview Owned Site or the Easements.

“Labor Agreements” means all collective bargaining agreements, all memorandums of understanding, all letters and memorandums of agreement and any union certifications with respect to the Business Employees.

“Labor Laws” means all Laws governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including ERISA, the United States Immigration Reform and Control Act of 1986, the United States National Labor Relations Act, the United States Civil Rights Acts of 1866 and 1964, the United States Equal Pay Act, ADA, ADEA, FMLA, WARN, the United States Davis-Bacon Act, the United States Walsh-Healy Act, the United States Service Contract Act, United States Executive Order 11246, FLSA and the United States Rehabilitation Act of 1973 and all rules and regulations promulgated under such acts.

“Law” or “Laws” means all statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, common law, approvals, Licenses, directives, judgments, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.

“Legal Dispute” means any action, suit or proceeding between or among the Parties and their respective Affiliates arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any Ancillary Document (excluding the Commercial Agreements).

“LIBOR Rate” means the applicable British Bankers’ Association Interest Settlement Rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) for one month as quoted on the applicable page or screen of Reuters, as of 11:00 A.M. (London time) at Closing that displays an average British Bankers Association Settlement Rate for dollar deposits (for delivery as at Closing), provided that, (i) if the applicable Reuters page or screen is not available for any reason, the Eurodollar Rate shall instead be the applicable British Bankers’ Association Interest Settlement Rate for dollar deposits as reported by Dow Jones Market Service (Telerate) or any other generally recognized financial information service as of 11:00 A.M. (London time) at Closing, and having a one month maturity, and (ii) if no such British Bankers’ Association Interest Settlement Rate is available the rate shall be the one month rate quoted on the British Bankers Association website.

“Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, qualifications, registrations, certifications and other similar documents and authorizations issued by any Governmental Entity, and applications therefor (but excluding any license agreements related to Intellectual Property).

“Liens” mean all mortgages, liens, pledges, security interests, charges and encumbrances of any kind or nature whatsoever.

“Longview Environmental Contamination” means on-site Releases of Hazardous Materials at the Longview Leased Site, known or unknown and including any matters with respect to these sites that are disclosed on Schedules 4.17(d) or (e) that occurred prior to Closing or are continuing as of the Closing, regardless of whether the Release is discovered before or after Closing.

“Longview Lease” means the lease of the Longview Leased Site between Huntsman Polypropylene Company and Eastman Chemical Company dated November 1994.

“Longview Leased Site” means the real property described as the Longview Leased Site on Schedule 4.4.

“Longview Owned Site” means the real property described as the Longview Owned Site on Schedule 4.4.

“Longview Site” means the Longview Leased Site and the Longview Owned Site.

“LOU Facility” means the light olefins unit located on the tract identified as the A&O Plant Tract in Section 1(a) of Schedule 4.4.

“Managing Party” with regard to any indemnity claim involving Remediation means the Person who has the right to manage and control Remediation and the obligation to grant Meaningful Participation Rights.  The Sellers shall be the Managing Party for any indemnity claim involving Remediation at or relating to the Peru Site or the Longview Leased Site.  The Purchaser shall be the Managing Party for any indemnity claim involving Remediation at or relating to the Port Arthur Site, the Longview Owned Site, the Odessa Site, the Marysville Site or the Easements.

“Mansonville Site” means the Sellers’ expandable polystyrene manufacturing plant, including the real property on which such plant sits, located near Mansonville, Quebec.

“Marysville Site” means the real property described as the Marysville Site on Schedule 4.4.

“Material Adverse Effect” means any change, event, effect, circumstance or occurrence (including any casualty loss) that is materially adverse with respect to the following, taken as a whole: (A) the operation (including results of operation (financial or otherwise)) of the Assets and the Business; (B) the condition (financial or otherwise) of the Assets and the Business; or (C) the magnitude and nature of the Assumed Liabilities; provided, however, that in no event shall any of the following constitute a Material Adverse Effect: (i) any change, event, effect, or occurrence resulting from or relating to changes in general economic, regulatory or political conditions; (ii) any change, event, effect or occurrence that affects the chemical industry generally (including changes in commodity prices, general market prices and regulatory changes affecting the chemical industry generally); (iii) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war, or the occurrence of any natural disaster or act of terrorism, in each case excluding specific damage such matters cause directly to the Business; (iv) any change, event, effect or occurrence resulting from or relating to the announcement or pendency of the transactions contemplated by this Agreement; (v) any change in accounting requirements or principles required by GAAP or issued by any Governmental Entity and imposed upon the Business; (vi)  any change in Law, or the interpretation thereof, that does not disproportionately affect the Business compared to other chemical businesses similarly situated; (vii) any change, event, effect or occurrence resulting from or relating to actions taken by the Purchaser or any of its Affiliates, except any actions required or expressly permitted under the terms of this Agreement including the withholding of any consent; or (viii) the failure of the Business to meet internal expectations or projections (it being understood, however, that the underlying circumstances giving rise to such failure may be taken into account unless otherwise excluded pursuant to this paragraph); and (ix) compliance by the Business with the terms of this Agreement; (x) the effects on the Base Chemicals Business that resulted from the April, 2006 fire at the LOU Facility, the shutdown of the LOU Facility resulting from such fire, and the subsequent efforts to repair and restart the LOU Facility (provided, however, for the avoidance of doubt, any further damage or destruction of the LOU Facility following the successful completion of the Performance Test shall not be excluded); and (xi) any actual Releases of Hazardous Materials that relate to the Marysville Site, the Odessa Site, the Port Arthur Site, the Longview Owned Site or the Easements disclosed to the Purchaser prior to January 30, 2007 on the Project Rio Grande Data Site managed by Merrill Corporation.

“Material Contracts” means the written contracts, agreements, leases, commitments and other instruments set forth on Schedule 4.11.

“Material Increase in Known On-Site Environmental Contamination” means Hazardous Materials contamination discovered post-Closing at or migrating from any of the Sites or Easements that is associated with or attributable to Known On-Site Environmental Contamination for which Remediation is required by any Governmental Entity pursuant to applicable Environmental Laws (in force as of the Closing Date), where such Remediation is fundamentally different and substantially more costly (i.e. (i) for the Odessa site, an increase of $200,000 or more per year above the last three years’ annual average Remediation costs at the Odessa Site or (ii) for the Marysville Site, the Longview Owned Site or the Port Arthur Site, an increase of $100,000 or more per year above the last three years’ annual average Remediation costs at the Marysville Site, the Longview Owned Site or the Port Arthur Site, respectively) than the Remediation that would otherwise have been required for such Known On-Site Environmental Contamination prior to discovery.

“Meaningful Participation Rights” with regard to Remediation means the right of a Person to have meaningful input in an action, meeting, decision or other activity and includes (i) the opportunity for the Person to review and comment on initial, new or materially revised plans for investigating, remedying and managing the environmental liability, including all Remediation plans; (ii) the opportunity for the Person to review and comment on submissions to Governmental Entities prior to submission, including all Remediation plans; (iii) the good faith consideration of and reasonable attempt to respond to comments from the Person; (iv) the receipt by the Person of reasonable prior notice of, the right to provide input prior to, and the right to participate in negotiations, meetings and discussions with Governmental Entities; (v) the right to observe active Remediation activities; (vi) the right to obtain split samples during soil, surface water and groundwater investigations; (vii) except for settlements requiring the payment of money damages only by or on behalf of a Person other than the Person to whom the Meaningful Participation Rights are granted, the right of the Person to consent to any settlement of any environmental liability, such consent not to be unreasonably withheld, conditioned or delayed; and (viii) the right of the Person to receive periodic reports on the progress of resolving the environmental liability upon all significant events and upon such Person’s request, which request shall be no more frequently than quarterly.

“Novacor” means Novacor Chemicals Inc., Exodus Polymers Inc. and Novacor Chemicals (International) S.A., and their successors with respect to obligations under the Novacor Agreement.

“Novacor Agreement” means the Asset Purchase Agreement between Novacor and Huntsman Polypropylene Corporation, dated June 30, 1995.

“NLRB” means the United States National Labor Relations Board.

“Odessa Site” means the real property described as the Odessa Site on Schedule 4.4.

“Off-Site Disposal Activities” means the off-site transportation, storage, disposal, treatment or recycling of wastes or other discarded materials, including Hazardous Materials, generated by any Seller, their Affiliates or the Business, or at the Sites or the Easements, in each case on or prior to the Closing Date, including those issues identified on Schedule 4.17(f).

“OSHA” means the United States Occupational Safety and Health Administration.

“Other Assets” means (i) all items of the Sellers’ inventory purchased, acquired or held in the Business, including materials, catalysts, additives or other products or chemicals used in the Business, but excluding Inventory, in each case wherever located, in transit, stored off-site or at the Sites or in the Facilities, but excluding any inventory held on consignment from third parties and (ii) all office, laboratory and other supplies, furnishings, accessories, warehouse stock and spare, replacement and component parts (other than spare, replacement and component parts and other personal property, in each case consigned to the Sellers by third parties), primarily used in the Business whether or not located at the Facilities, but excluding any of the foregoing located at the Mansonville Site.

“Other Retained Liabilities” means any Retained Liabilities, except for First Dollar Retained Liabilities.

“Payables” means all of the Sellers’ aggregate accounts payable (as defined by GAAP) arising from the Sellers’ operation of the Business prior to the Closing Date.

“Performance Test” has the meaning set forth on Schedule 1.1-E.

“Permitted Liens” means (i) Liens for Taxes, impositions, rents or other governmental charges levied, assessed or imposed, but not yet due (or that are being contested in good faith by appropriate proceedings), and for which adequate reserves in accordance with GAAP have been properly recorded on the books and records of the Business, (ii) statutory Liens (including materialmen’s, warehousemen’s, mechanic’s, repairmen’s, landlord’s, and other similar Liens) arising in the ordinary course of business securing obligations not yet due (or that are being contested in good faith by appropriate proceedings), (iii) zoning regulations and land use and building restrictions (including the terms of variances, special use or other permits) under applicable Law, (iv) restrictions, rights-of-way, easements, and other encumbrances, which, individually or in the aggregate, do not materially interfere with (or would not reasonably be expected to materially interfere with) the use or occupancy of the affected parcel in the ordinary course of business, as currently utilized in the Business, or in the case of the Base Chemicals Business, as is contemplated by the Parties upon the resumption of normal operations of the Port Arthur Site and the Facilities located at the Port Arthur Site, (v) any other Liens disclosed on Schedule 1.1-F, and (vi) the terms and conditions of Article 8 of the Texaco Agreement, the Easements, the Real Property Leases and the Seller Retained Easements.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or Governmental Entity.

“Peru Environmental Contamination” means on-site Releases of Hazardous Materials at the Peru Site, known or unknown and including any matters with respect to these sites that are disclosed on Schedules 4.17(d) or (e) that occurred prior to Closing or are continuing as of the Closing, regardless of whether the Release is discovered before or after Closing.

“Peru Site” means the real property described as the Peru Site on Schedule 4.4.

“Peru Site Lease” means the lease of the Peru Site between the Purchaser and one or more of the Sellers or their Affiliates in substantially the form attached hereto as Exhibit C.

“Port Arthur Site” means the real property described as the Port Arthur Site on Schedule 4.4.  For the avoidance of doubt, the Port Arthur Site shall not include the approximately .9 acre tract of land at the additive plant described on Schedule 2.3(l).

“Purchaser Ancillary Documents” means any agreement or other instrument, other than this Agreement, but including the Commercial Agreements, to be executed and delivered by the Purchaser in connection with the transactions contemplated hereby.

“Purchaser Indemnified Parties” means the Purchaser and its Affiliates, their respective shareholders, partners, officers, directors, employees, agents and representatives and the heirs, executors, successors and assigns of any of the foregoing.

“Rebate Amount” means fifteen million dollars ($15,000,000) multiplied by (x) the number of days from and including January 1, 2007 to the Closing Date, divided by (y) 365, unless the Polymers Business is acquired separately by the Purchaser pursuant to Section 10.2 prior to the acquisition of the Base Chemicals Business, in which case such amount shall be calculated using the date of the closing of the acquisition by the Purchaser of the Polymers Business in lieu of the Closing Date.

“Rebuild Agreements” means the agreements set forth on the LOU Rebuild Contracts portion of Schedule 4.11.

“Receivables” means all of the Sellers’ aggregate accounts receivable (as defined by GAAP) arising from the Sellers’ operation of the Business prior to the Closing Date.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air, including the movement of any material through or in the air, soil, surface water, groundwater or property.

“Remediation” means the monitoring, investigation, assessment, treatment, cleanup, excavation, containment, removal, disposal, restoration or remediation of surface or subsurface soils, sediments, groundwater or surface water in order to address Releases or threatened Releases of Hazardous Materials into such surface or subsurface soils, sediments, groundwater or surface water, in each case as required by applicable Environmental Laws or as consistent with good industry practice, and the dismantlement, removal and reassembly of any pipes, tanks and other equipment, to the extent necessary to conduct any of the foregoing activities.

“Seller Ancillary Documents” means any agreement or other instrument, other than this Agreement, but including the Commercial Agreements, to be executed and delivered by a Seller or an Affiliate of a Seller in connection with the transactions contemplated hereby.

“Seller Benefit Plan” means each Employee Benefit Plan that is sponsored or maintained or required to be sponsored or maintained at any time by any of the Sellers or an ERISA Affiliate or to which any of the Sellers or an ERISA Affiliate makes or has an obligation to make, contributions and which is provided to, for the benefit of or relates to any Business Employee or Independent Contractor.

“Seller Indemnified Parties” means the Sellers and their Affiliates, their respective shareholders, partners, officers, directors, employees, agents and representatives, and the heirs, executors, successors and assigns of any of the foregoing.

“Seller Proprietary Software” means software owned by any of the Sellers that is not primarily related to the Business and is licensed to the Purchaser pursuant to the Cross License Agreement.

“Sellers’ Knowledge,” “Knowledge of the Sellers” or any similar derivation means (i) all facts actually known by any Person listed on Schedule 1.1-G-1 and (ii) all facts actually known by any Person listed on Schedule 1.1-G-2 after due inquiry.

“Sites” means the Longview Site, the Marysville Site, the Odessa Site, the Port Arthur Site and the Peru Site, but specifically excluding the Excluded Assets and the Facilities.

“Strategic Transaction Confidentiality Agreements” means those confidentiality agreements entered into in connection with, or in anticipation of, mergers, acquisitions or similar strategic transactions that relate primarily to the Business.

“Tangible Assets” means the assets listed in Sections 2.2(c), (d), (e), (g), and (h), as well as any additional tangible physical assets owned or leased by any Seller and primarily used in the Business.

“Tax Return” means any report, return, declaration or other information supplied or required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes.

“Taxes” means all taxes, assessments, charges, duties, fees and levies, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind imposed by any Governmental Entity, whether disputed or not, and any charges, interest, additions to tax or penalties imposed by any Governmental Entity.

“Termination Date” means the date prior to the Closing when this Agreement is terminated in accordance with Article XI.

“Texaco Agreement” means the Purchase and Sale Agreement (Chemical Business) among the Texaco Parties and Huntsman Corporation, dated as of March 23, 1994, as subsequently amended on April 21, 1994.

“Texaco Parties” means Texaco, Inc., Texaco Limited, Texaco Overseas Holding Inc. and Texaco Chemical Company.

“Transferred Computer Data” means the data in electronic form primarily used in connection with the Business, including that identified on Schedule 6.16(a) but excluding the Excluded Computer Data.

“Transition Services Agreements” means the transition services agreements between the Purchaser and one or more of the Sellers in substantially the forms attached hereto as Exhibit D and Exhibit E.

“Union Employees” means the Transferred Employees that are part of a recognized bargaining unit specified in one of the Labor Agreements.

“Unknown Off-Site Migrated Environmental Contamination” means any Release of a Hazardous Material related to or arising out of (i) Known On-Site Environmental Contamination that (x) migrated off of the Longview Owned Site, the Marysville Site, the Odessa Site, the Port Arthur Site or the Easements on or prior to the Closing Date and (y) is not described on Schedule 1.1-D, or (ii) Unknown On-Site Environmental Contamination that at any time before or after the Closing migrates off of the Longview Owned Site, the Marysville Site, the Odessa Site, the Port Arthur Site or the Easements.

“Unknown On-Site Environmental Contamination” means any on-site Release of Hazardous Materials that is not scheduled on Schedules 4.17(d) or (e) and relates to the Longview Owned Site, the Marysville Site, the Odessa Site, the Port Arthur Site or the Easements that occurred prior to Closing or is continuing as of the Closing, regardless of whether the Release is discovered before or after Closing.

“WARN” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq., as amended, and the rules and regulations promulgated thereunder.

Section 1.2                                      Other Definitions.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

2006 Audited Financials	6.3(a)
Accounting Arbitrator	3.4(b)
Additional Conveyed Easements	6.10(b)
Agreed Judgment	6.20
Agreement	Preamble
Allocation Statement	7.1
Amendment	10.2(c)
Assets	2.2
Assignment and Assumption Agreement	9.2(j)(ii)
Assumed Liabilities	2.4
Base Chemicals Business	Recitals
Base Chemicals Closing	10.2(b)
Business	Recitals
Business Deposits	2.2(m)
Cap	12.4(c)
Capacity Rights Purchase Agreement	6.5(b)
Claim Notice	12.3(a)
Closing Date Payment	3.3(a)
Conveyance Documents	9.2(j)(i)
Dispute Notice	3.4(a)
Easement SPV	6.5(b)
Environmental Cap	8.6(c)
Environmental Deductible	8.6(a)
Environmental Rep Breaches	8.1(a)(v)
EPS Exchange and Licensing Agreement	12.8
Estimated Inventory Value	3.2(a)
Excluded Assets	2.3
Existing Mansonville Business	12.8
Existing Title Information	6.10(a)
Expiration Date	11.1(f)
HEPC	Preamble
HI	Preamble
HIC	Preamble

Term	Section

HPC	Preamble
HPHC	Preamble
Huntsman Canada	Preamble
Huntsman Name	6.13(a)
Huntsman Petrochemical	Preamble
Indemnifying Party	12.3(a)
Indemnity Obligations	12.5(a)
Intercompany Arrangements	4.23
Inventory Value	3.1
Inventory Volume Report	3.4(a)
Losses	12.2(a)
Mansonville Business Transition	12.8
Mansonville Transition Risks	12.8
New Licenses	6.4(d)
Option Notice	10.2(a)
Parties	Preamble
Party	Preamble
Phaseout Period	6.13(b)
Polymers Business	Recitals
Polymers Closing	10.2(a)
Polymers Purchase Option	10.2(a)
Purchase Price	3.1
Purchaser	Preamble
Purchaser Environmental Indemnity Claim	8.1(b)
Purchaser Title Policies	6.10(a)
Qualified Transferee	13.3(b)
Real Property Leases	4.4(a)
Reimbursement Obligations	12.5(a)
Related Persons	4.23
Required Consents	6.4(d)
Restricted Asset	6.5(a)(i)
Restricted Business	6.17(a)
Retained Books and Records	2.3(i)
Retained Liabilities	2.5
Seller	Preamble
Seller Environmental Indemnity Claim	8.2(b)
Seller Environmental Liabilities	8.1(a)
Seller Retained Easements	6.10(b)
Sellers	Preamble
Sellers’ Inventory Value Statement	3.4(a)
Special Restricted Asset	6.5(a)(v)
Surveys	6.10(a)
Third Party Claim	12.3(a)
Transfer Licenses	6.4(d)

Term	Section

Transferable Licenses	6.4(d)
Transferred Employees	6.7(a)
Transferred Information Technology Hardware	2.2(g)
Transferred Software License Agreement	4.11(l)

Section 1.3                                      Rules of Construction.  Unless the context of this Agreement otherwise clearly requires, (a) references to any gender include the other genders, (b) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation,” (c) the term “or” has the inclusive meaning represented by the phrase “and/or,” (d) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (e) the terms “day” and “days” mean and refer to calendar day(s), and (f) the terms “year” and “years” mean and refer to calendar year(s).  Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, (ii) a particular Law means such Law as amended, modified, supplemented or succeeded, from time to time and in effect at any given time and (iii) “commercially reasonable” efforts or actions shall be deemed to be a reference to “commercially reasonable” efforts or actions in compliance with applicable Law.  All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.  This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

Section 1.4                                      Accounting Terms.  All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

ARTICLE II

PURCHASE AND SALE

Section 2.1                                      Agreement to Purchase and Sell.  Subject to the terms and conditions hereof, at the Closing and except as otherwise specifically provided in this Article II, (a) the Sellers shall, and shall cause their Affiliates to, grant, sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Sellers or their Affiliates, as the case may be, all right, title and interest of the Sellers or their Affiliates in and to the Assets, free and clear of all Liens, other than Permitted Liens and (b) the Purchaser will pay to the Sellers the Purchase Price.

Section 2.2                                      Assets.  Except as otherwise expressly set forth in Section 2.3, the “Assets” shall mean (without duplication) the following assets, properties and rights of the

Sellers (and, in the case of the Assumed Contracts, any Affiliates of the Sellers) as of the Effective Time, subject to Section 6.1:

(a)                                  the Conveyed Sites;

(b)                                 the Easements and the Easement Facilities;

(c)                                  all vehicles, rolling stock, trailers, fixtures and other tangible personal property listed on Schedule 2.2(c);

(d)                                 all Inventory;

(e)                                  all Other Assets;

(f)                                    the Transferred Computer Data;

(g)                                 the computer hardware and related equipment primarily used in connection with the Business, except for the Excluded Information Technology Hardware (the “Transferred Information Technology Hardware”);

(h)                                 the Facilities;

(i)                                     all rights of the Sellers and any Affiliates of the Sellers under the Assumed Contracts, but subject to Section 6.5;

(j)                                     all media, whether paper or electronic (including electronic mail), containing information, files, correspondence (including correspondence with Governmental Entities), records (including records maintained pursuant to Environmental Laws), data, plans, reports, Assumed Contracts and recorded knowledge, including customer, supplier, price and mailing lists, all accounting and other books and records of the Sellers, in each case to the extent relating to the Business, and all medical and personnel files for all Transferred Employees (subject to any requirements of applicable Law);

(k)                                  the Business Intellectual Property owned by any of the Sellers (excluding the Huntsman Name and all other trademarks, tradenames, service marks, service names, domain names, trade dress and logos including or incorporating the names of any of the Sellers or their Affiliates or any trademark, tradename, service mark, service name, domain name, trade dress or logo confusingly similar thereto) and the goodwill associated with any trademarks being assigned hereunder;

(l)                                     all Licenses or portions thereof, to the extent that they are assignable, relating primarily to the Facilities, including those set forth on Schedule 4.19 (unless otherwise indicated thereon);

(m)                               all deposits, advances, pre-paid expenses and credits listed on Schedule 2.2(m) (collectively, the “Business Deposits”);

(n)                                 the telephone numbers used at the Facilities;

(o)                                 the Assigned Indemnity;

(p)                                 all rights to causes of action, lawsuits, judgments, claims and demands of any nature related to the Business against any Person or Persons except to the extent constituting an Excluded Asset pursuant to Section 2.3(j);

(q)                                 the goodwill of the Business as a going concern; and

(r)                                    all other tangible assets of any kind or description, wherever located, that are primarily used in the Business, but excluding those assets used at the Mansonville Site that are not being purchased and acquired by the Purchaser.

Section 2.3                                      Excluded Assets.  Notwithstanding anything to the contrary set forth herein, the Assets shall not include the following assets, properties and rights of the Sellers or their Affiliates (collectively, the “Excluded Assets”):

(a)                                  all ownership and other rights with respect to the Seller Benefit Plans;

(b)                                 any License that by its terms is not transferable to the Purchaser, including those indicated on Schedule 4.19 as not being transferable, or that does not relate primarily to the Business;

(c)                                  all Receivables and all Intercompany Debt;

(d)                                 the charter documents of the Sellers and the minute books, stock ledgers, Tax Returns and taxpayer identification numbers, books of account and other constituent records relating to the corporate or other organization of the Sellers;

(e)                                  the rights that accrue to the Sellers under this Agreement;

(f)                                    any deposits, advances, pre-paid expenses and credits (other than the Business Deposits), any prepaid insurance, prepaid Taxes, cash, cash equivalents or marketable securities and all rights to any bank accounts of the Sellers;

(g)                                 the Huntsman Name and all rights and licenses therein and all other trademarks, tradenames, service marks, service names, trade dress and logos referencing the names of the Sellers or their Affiliates or confusingly similar thereto, except as provided in Section 6.13;

(h)                                 all assets, properties, goodwill and rights of the Sellers not primarily used in or associated with the Business;

(i)                                     all media, whether paper or electronic (including electronic mail), containing information, files, correspondence (including correspondence with Governmental Entities), records (including records maintained pursuant to Environmental Laws), data, plans, reports, and recorded knowledge, including customer, supplier, price and mailing lists, all accounting and other books and records of the Sellers to the extent primarily relating to the Excluded Assets or the Retained Liabilities, and any documents or information the disclosure of which would cause or result in the waiver of any attorney client or work product privileges of the Sellers and their Affiliates, in each case except for any such documents or information that the Purchaser must possess in original form at a Site in order to comply with applicable Law (which shall be part of the Assets and transferred to the Purchaser) (collectively, the “Retained Books and Records”);

(j)                                     all of the Sellers’ rights to causes of action, lawsuits, judgments, claims and demands of any nature, against any Person or Persons, for Losses suffered by the Sellers during the Sellers’ ownership or operation of the Assets prior to the Closing; provided, however, that such causes of action, lawsuits, judgments, claims and demands shall not be considered Excluded Assets to the extent the same are necessary for the Purchaser to defend its title to, or enforce or preserve its ownership or use rights with respect to, the Assets;

(k)                                  all rights to claims for insurance in respect of damage or claims arising or existing with respect to the Assets prior to the Closing, except as provided for in Section 6.9 and except for any claims in respect of any Inventory included in the determination of the Inventory Value pursuant to Section 3.4;

(l)                                     any asset or contract specifically identified on Schedule 2.3(l);

(m)                               all assets and rights (including easement, leasehold, access and other rights and interests) retained by the Sellers in any Seller Ancillary Documents;

(n)                                 all of the properties and assets that shall have been transferred or disposed of by the Sellers prior to the Closing and not in violation of this Agreement;

(o)                                 the Excluded Software License Agreements, the Excluded Information Technology Hardware, the Seller Proprietary Software and all Intellectual Property used but not primarily used in the Business;

(p)                                 the Seller Retained Easements;

(q)                                 the Peru Site;

(r)                                    the Excluded Computer Data;

(s)                                  all of the Sellers’ rights in and to any APAO Non-PPE Assets;

(t)                                    all of the Sellers’ rights and any of their Affiliates’ rights under the Texaco Agreement other than the Assigned Indemnity; and

(u)                                 the Strategic Transaction Confidentiality Agreements.

Section 2.4                                      Assumption of Assumed Liabilities.  Except as expressly provided below in Sections 2.4(a)–(d), the Purchaser shall not assume, in connection with the transactions contemplated hereby, any other liability or obligation of any Seller of whatever nature, whether known, unknown, absolute, contingent or otherwise, and whether accrued or unaccrued.  Upon the terms and subject to the conditions of this Agreement, the Purchaser agrees that upon the effectiveness of the Closing it shall assume only the following obligations and liabilities of the Sellers relating to the Business, the Facilities or the other Assets (collectively, the “Assumed Liabilities”):

(a)                                  (i) the liabilities and obligations of the Sellers under the Assumed Contracts and the Licenses included in the Assets, but in each case only to the extent such liabilities and obligations arise and are required to be performed on or after the Closing Date and do not relate to any obligation or liability incurred prior to the Closing Date, and (ii) any liabilities or obligations under the Assumed Contracts to provide any rebates, performance payments, volume incentives or other similar payments;

(b)                                 the Purchaser’s portion of pro-rated Taxes under Section 2.6(a);

(c)                                  the Remediation of Known On-Site Environmental Contamination and any Known Off-Site Migrated Environmental Contamination as required by Environmental Laws; and

(d)                                 the Indemnifiable Assumed Liabilities.

Section 2.5                                      Retained Liabilities.  Notwithstanding any provision of this Agreement or any other writing to the contrary, the Purchaser is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of any Seller of whatever nature, whether known, unknown, absolute, contingent or otherwise, and whether accrued or unaccrued.  All such other liabilities and obligations shall be retained by and remain liabilities and obligations of the Sellers (all such liabilities and obligations not being assumed being referred to as the “Retained Liabilities”). Without limiting the generality of the foregoing, Retained Liabilities include:

(a)                                  any liability or obligation under the Assumed Contracts (other than Payables, which are addressed in Section 2.5(i)) and the Licenses included in the Assets, in each case to the extent any such liability or obligation arose or was required to be performed prior to the Closing Date, other than any liabilities or obligations under the Assumed Contracts to provide any rebates, performance payments, volume incentives or other similar payments that are Assumed Liabilities pursuant to Section 2.4(a);

(b)                                 liabilities owed by any Seller to the other Sellers or any Affiliate of the Sellers in respect of the Business, the Facilities or any other Assets;

(c)                                  liabilities for (i) Taxes of any Seller, (ii) Taxes related to or associated with the Business, the Facilities or the other Assets for taxable periods (or portions thereof) prior to the Closing Date, except for any Taxes apportioned to the Purchaser under Section 2.6(a), and (iii) payments of any Seller or its Affiliate under any Tax allocation, sharing or similar agreement (whether oral or written) to which any Seller is a party;

(d)                                 liabilities associated with, related to or arising from any Excluded Asset or any Excluded Business, excluding, in the case of an Excluded Asset or Excluded Business that is the subject of, or owned or operated after the Closing Date pursuant to the terms of, a Commercial Agreement, the Purchaser’s liabilities and obligations with respect to such asset thereunder for matters attributable to operations and transactions during the period after the Closing, it being understood that the respective rights, obligations and liabilities of the Purchaser and the Seller party thereto with respect to such matters will be governed solely by any relevant Commercial Agreement;

(e)                                  (i)  liabilities relating to the matters set forth on Schedule 4.8 or 4.9, in each case to the extent attributable to periods before the Closing Date; and (ii) any liabilities and obligations arising out of or related to any suit, action, claim filed, arbitration or proceeding existing as of the Closing Date to the extent related to the Business;

(f)                                    any liabilities and obligations associated with any Longview Environmental Contamination;

(g)                                 any liabilities and obligations associated with any Peru Environmental Contamination;

(h)                                 all liabilities arising out of, under or in connection with any Indebtedness of the Sellers (including all Intercompany Debt);

(i)                                     all Payables;

(j)                                     all obligations and liabilities under any Seller Benefit Plan;

(k)                                  all liabilities arising out of, under or in connection with any violation of antitrust Law related to the Assets or the Business that (i) occurred prior to the Closing Date or (ii) occurred prior to the Closing Date and continued to occur after the Closing Date, excluding liabilities arising out of, under or in connection with any violation of antitrust Law related to the Assets or the Business that occurred more than ninety (90) days after the Closing Date;

(l)                                     all obligations and liabilities owed to any of the Business Employees (or their spouses or beneficiaries), or any former employees (or their spouses or beneficiaries) of the Sellers, to the extent incurred prior to the Closing Date, except as otherwise provided for in Section 2.6(c);

(m)                               any liabilities and obligations associated with any Off-Site Disposal Activities;

(n)                                 any liabilities or obligations arising out of, under or in connection with any third-party bodily injury, death, property damage, or nuisance claim relating to the pre-Closing Release of or exposure to any product, substance, pollutant, contaminant, or waste;

(o)           all of the Sellers’ and any of their Affiliates’ obligations under the Texaco Agreement other than those associated with the Assigned Indemnity;

(p)           any amounts payable to the counterparties pursuant to the Rebuild Agreements (as such agreements exist on the Closing Date);

(q)           any liability or obligation associated with any Strategic Transaction Confidentiality Agreement; and

(r)            all other liabilities of the Sellers that are not Assumed Liabilities.

Section 2.6             Allocation of Certain Items.  With respect to certain expenses incurred with respect to the Assets, the following allocations shall be made between the Sellers and the Purchaser:

(a)           Ad valorem Taxes.  For purposes of determining Assumed Liabilities and Retained Liabilities, real and ad valorem property taxes for the year in which the Closing occurs shall be apportioned based upon the number of days in the taxable period prior to the Closing Date and in the taxable period from and after the Closing Date.

(b)           Utilities.  Except as otherwise provided for in a Commercial Agreement, utilities, water and sewer charges shall be apportioned based upon the number of days occurring prior to the Closing Date and from and after the Closing Date, during the billing period for each such charge, with the Sellers to be responsible for the portion of such charges relating to the period prior to the Closing Date and the Purchaser to be responsible for the portion of such charges relating to the period from and after the Closing Date.

(c)           Workers’ Compensation.  The Purchaser shall be responsible for (and shall pay insofar as any payments are owed) any and all workers’ compensation claims asserted by, or with respect to, any Transferred Employee in respect of any injury or occupational illness or disease to the extent incurred on or after the Closing Date.

Appropriate cash payments by the Purchaser or the Sellers, as the case may require, shall be made hereunder at the Closing if the amounts necessary to give effect to the allocations provided for in this Section 2.6 or other shared expenses or costs pursuant to Section 6.10 are known at least five (5) Business Days prior to the Closing Date or from time to time thereafter as soon as practicable after the facts giving rise to the obligation for such payments are known in the amounts necessary to give effect to the allocations provided for in this Section 2.6 (but in no event later than ten days after written request).

ARTICLE III

PURCHASE PRICE; ADJUSTMENTS

Section 3.1             Purchase Price.  The purchase price for the Assets (the “Purchase Price”) shall be (i) Four Hundred Fifty Six Million Dollars ($456,000,000), plus (ii) the value of the Inventory (such value to be determined in accordance with GAAP and consistent with the

Sellers’ historical practices (at the lower of cost or market, except in the case of certain process chemicals, packaging and similar items that historically have been valued by the Sellers at cost, to the extent such items are not obsolete or reasonably expected not to be used in the Business)) as of the Closing Date (the “Inventory Value”), minus (iii) the Rebate Amount.  The Purchase Price shall be paid as provided for in Section 3.3 and shall be subject to adjustment as provided for in Section 3.4.  In addition to the foregoing payment, as consideration for the grant, sale, assignment, transfer and delivery of the Assets, the Purchaser shall assume and discharge the Assumed Liabilities.

Section 3.2             Estimated Inventory Value.

(a)           Five (5) Business Days prior to the Closing Date, the Sellers shall deliver to the Purchaser a notice setting forth their good faith estimate of the total quantity of Inventory that the Sellers expect to sell, convey, transfer, assign and deliver to the Purchaser on the Closing Date, together with the Sellers’ good faith estimate of the Inventory Value (the “Estimated Inventory Value”).

(b)           The procedures for calculating the total quantity of Inventory and the procedures and pricing mechanism for calculating the Inventory Value are set forth in Schedule 3.2(b).

Section 3.3             Closing Date Payment.

(a)           At the Closing, the Purchaser shall pay or cause to be paid to the Sellers or to such third parties as the Sellers may designate in accordance with Section 3.3(b) an amount equal to (i) Four Hundred Fifty Six Million Dollars ($456,000,000),  plus (ii) the Estimated Inventory Value, minus (iii) the Rebate Amount (the “Closing Date Payment”).

(b)           All payments required under this Article III or any other provision of this Agreement shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least three (3) Business Days prior to the applicable payment date.

Section 3.4             Final Determination of Inventory Value; Dispute Resolution.

(a)           Beginning at the Effective Time, the Sellers shall measure the actual quantity of the Inventory in accordance with the procedures set forth on Schedule 3.2(b) and prepare and deliver to the Purchaser, within thirty (30) days following the Closing Date, a schedule setting forth the Sellers’ determination of (i) the actual quantity of the Inventory as of the Closing Date (the “Inventory Volume Report”) and (ii) the Inventory Value based on the volumes of Inventory set forth in the Inventory Volume Report and calculated on a basis consistent with Schedule 3.2(b) (the “Sellers’ Inventory Value Statement”).  The Sellers shall allow the Purchaser to observe all actions taken by the Sellers with respect to their measurement of the Inventory and their preparation of the Inventory Volume Report.  The Purchaser shall make available to the Sellers all of its books and records relating to the Business and otherwise cooperate with the Sellers to facilitate timely preparation of and resolution of any disputes relating to the Inventory

Volume Report and the Sellers’ Inventory Value Statement.  The Purchaser shall have thirty (30) days following receipt of the Inventory Volume Report and the Sellers’ Inventory Value Statement during which to review the Sellers’ determination of the Inventory Value, together with work papers of the Sellers and any other books and records related thereto, including such historical records as will permit the Purchaser to confirm the Sellers’ historical practices (which the Sellers shall provide to the Purchaser promptly upon the Purchaser’s request), and to notify the Sellers in writing of any dispute of any item contained in the Inventory Volume Report or the Sellers’ Inventory Value Statement, which notice shall set forth in reasonable detail the basis for such dispute (a “Dispute Notice”).

(b)           The Purchaser and the Sellers shall cooperate in good faith to resolve any dispute set forth in any Dispute Notice as promptly as possible.  In the event the Purchaser and the Sellers are unable to resolve any disputed item within thirty (30) days following delivery by the Purchaser of a Dispute Notice, such unresolved disputed items shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, a nationally recognized accounting firm (excluding the principal auditor of any Party) or one of the valuation firms or accounting firms set forth on Schedule 3.4(b), in either case, as selected by the mutual agreement of the Purchaser and the Sellers (such firm so selected, the “Accounting Arbitrator”).  The Parties shall cooperate with the Accounting Arbitrator and shall provide the Accounting Arbitrator access to such books and records as may be reasonably necessary to permit a determination by the Accounting Arbitrator.  The Purchaser and the Sellers shall each submit to the Accounting Arbitrator its proposed resolution of the disputed item.  The Accounting Arbitrator shall make its determination in accordance with Schedule 3.2(b) and in accordance with GAAP and consistent with the Sellers’ historical practice.  The determination by the Accounting Arbitrator shall be final and binding on the Parties.  The Accounting Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days following its engagement.  Each of the Purchaser, on the one hand, and the Sellers, on the other hand, will be responsible for 50% of the Accounting Arbitrator’s expenses.

(c)           Upon the acceptance of Sellers’ Inventory Value Statement by the Purchaser, or upon resolution of any disputed amount in accordance with the provisions of Section 3.4(b) above, the Parties shall, based thereupon, calculate the final Purchase Price.  If the Purchase Price as finally determined is greater than the Closing Date Payment, the Purchaser shall, within five (5) Business Days after such acceptance or resolution, pay to the Sellers the amount of such difference.  If the Purchase Price as determined above is less than the Closing Date Payment, the Sellers shall, within five (5) Business Days after such acceptance or resolution, pay to the Purchaser the amount of such difference.

(d)           Any payments made in connection with Section 3.4(c) shall bear interest at the lesser of (i) the highest rate permitted by applicable Law or (ii) the LIBOR Rate from the Closing Date through the date before the day of such payment.

(e)           The Sellers shall promptly make available to the Purchaser all of their books and records relating to the Inventory, including the work papers of the Sellers used in the preparation of Sellers’ Inventory Value Statement and otherwise cooperate with the Purchaser to facilitate timely preparation of and resolution of any disputes relating to Sellers’ Inventory Value Statement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby, jointly and severally, represent and warrant to the Purchaser as follows:

Section 4.1             Organization.

(a)           Each of HI and HEPC is a limited liability company, and each of Huntsman Petrochemical, HIC, HPHC, HPC and Huntsman Canada is a corporation in each case duly organized, validly existing and in good standing under the Laws of the jurisdiction set forth in the introductory paragraph hereof.  Each of the Sellers has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b)           Each Affiliate of the Sellers that is a party to a Seller Ancillary Document is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.  Each Affiliate of the Sellers that is a party to a Seller Ancillary Document has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 4.2             Authorization.

(a)           Each of the Sellers has the requisite corporate or similar power and authority to execute and deliver this Agreement and the Seller Ancillary Documents (to the extent it is a party thereto) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Seller Ancillary Documents by each of the Sellers (to the extent it is a party thereto) and the performance by each of the Sellers of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate or other similar action on the part of each Seller.  This Agreement has been, and the Seller Ancillary Documents, in each case to the extent a Seller is a party to a Seller Ancillary Document, will be as of the Closing Date, duly executed and delivered by each of the Sellers and do or will, as the case may be, constitute the valid and binding agreements of each of the Sellers, enforceable against each of the Sellers in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting the enforceability of creditors’ rights generally, to general equitable principles and to the discretion of courts in granting equitable remedies.

(b)           Each Affiliate of the Sellers that is a party to a Seller Ancillary Document has the requisite corporate or similar power and authority to execute and deliver the Seller Ancillary Documents (to the extent it is a party thereto) and to perform its obligations thereunder and to consummate the transactions contemplated thereby.  The execution and delivery of the Seller Ancillary Documents by each Affiliate of the Sellers that is a party to a Seller Ancillary Document (to the extent it is a party thereto) and the performance by each Affiliate of the Sellers that is a party to a Seller Ancillary Document of its obligations thereunder and the consummation of the transactions provided for therein have been duly and validly authorized by all necessary corporate or other similar action on the part of each Affiliate of the Sellers that is a party to a Seller Ancillary Document.  The Seller Ancillary Documents, to the extent an Affiliate of the Sellers is a party to a Seller Ancillary Document, will be as of the Closing Date, duly executed and delivered by each of the Affiliates of the Sellers and will constitute the valid and binding agreements of each of the Affiliates of the Sellers, enforceable against each of the Affiliates of the Sellers in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting the enforceability of creditors’ rights generally, to general equitable principles and to the discretion of courts in granting equitable remedies.

Section 4.3             Conflicts; Governmental Consents and Filings.

(a)           Except as indicated on Schedule 4.11, the execution, delivery and performance by the Sellers of this Agreement and the Seller Ancillary Documents and the consummation of the transactions contemplated hereby and thereby do not, and in the case of the Seller Ancillary Documents will not, (i) violate, conflict with, result in the creation of a Lien under, or constitute a breach of or default under, with or without the passing of time or the giving of notice or both result in the loss of any benefit under, permit the acceleration of any obligation under or create in any Person the right to terminate, modify or cancel or (except as provided below) otherwise require the consent of any other Person under, (A) any term or provision of the organizational documents of any of the Sellers, or (B) any judgment, decree, order or arbitration award of any Governmental Entity to which any of the Sellers is a party or by which any of the Sellers or any of their respective properties are bound in connection with the Business, or (ii) violate, conflict with, result in the creation of a Lien under, or constitute a material breach of or default under, with or without the passing of time or the giving of notice or both, result in the loss of any material benefit under, permit the acceleration of any material obligation under or create in any Person the right to terminate, modify or cancel or (except as provided below) otherwise require the consent of any other Person under, (A) any Material Contract, or any License applicable to any of the Sellers in connection with the Business, or (B) any Law applicable to any of the Sellers in connection with the Business.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to any of the Sellers in connection with the execution, delivery or performance of this Agreement or the Seller Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except (1) as set forth on Schedule 4.3(a), (2) in connection with the transfer of Licenses, (3) such reports and filings as may be required under the Securities Exchange Act of 1934 and the rules thereunder and (4) where such consents, approvals, orders, authorizations, registrations, declarations or filings, the failure of which to make or obtain would not result in any material fine or penalty or restrict the operations of the Business in any material respect.

(b)           The execution, delivery and performance by each Affiliate of the Sellers that is a party to a Seller Ancillary Document and the consummation of the transactions contemplated thereby will not violate, conflict with, result in the creation of a Lien under, or constitute a material breach of or default under, with or without the passing of time or the giving of notice or both, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any Person the right to terminate, modify or cancel, or otherwise require the consent of any other Person under, (a) any term or provision of the organizational documents of any of the Affiliates of the Sellers that is a party to a Seller Ancillary Document, (b) any judgment, decree or order of any Governmental Entity to which any of the Affiliates of the Sellers that is a party to a Seller Ancillary Document is a party or by which any of the Affiliates of the Sellers that is a party to a Seller Ancillary Document or any of their respective properties are bound, or (c) any Law or arbitration award applicable to any of the Affiliates of the Sellers that is a party to a Seller Ancillary Document.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to any of the Affiliates of the Sellers that is a party to a Seller Ancillary Document in connection with the execution, delivery or performance of the Seller Ancillary Documents or the consummation of the transactions contemplated thereby.

Section 4.4             Sites.  Schedule 4.4 indicates by legal descriptions the Sites and indicates the Sellers owning or leasing each such Site.

(a)           Each such Seller is the owner of and has good and indefeasible fee title to in each parcel of the Sites indicated on Schedule 4.4 as being owned by such Seller, free and clear of all Liens, other than Permitted Liens.  Each such Seller has a valid, binding and enforceable leasehold interest in each parcel of the Sites indicated on Schedule 4.4 as being leased by such Seller, free and clear of all Liens other than Permitted Liens (the leases governing such leasehold interests being referred to as the “Real Property Leases”).  Each of the Real Property Leases is in full force and effect.  The Sellers are not in default and no event exists that with notice or lapse of time, or both, would constitute a default by the Sellers, under any of the Real Property Leases and, to the Sellers’ Knowledge, no other party is in default thereof, and no party to any such Real Property Leases has exercised any termination rights with respect thereto.

(b)           Except for any applicable Permitted Lien, no such Site is subject to any written decree or order from a Governmental Entity issued with respect to such Site (or, to the Sellers’ Knowledge, any threatened or proposed order) requiring the repair, removal or alteration of any improvement located on such Sites.  There is no condemnation, expropriation or similar proceeding pending or, to the Sellers’ Knowledge, threatened against any of the Sites or any improvement thereon.

(c)           Schedule 4.4(c)-1 describes each of the Easement Facilities included within the Assets.  Except as set forth on Schedule 4.9, there are no pending or, to the Knowledge of the Sellers, threatened claims that any of the Easement Facilities are not located within valid Existing Easements or are located in public rights-of-way where the use of such public rights-of-way is not in compliance in any material respect with applicable Law or authorization of the Governmental Entity with jurisdiction over the use thereof.  Schedule 4.4(c)-2 describes each of the Existing Easements and each of the Existing Easements is owned by the Sellers or their Affiliates and is assignable to the Purchaser, without the consent of any Person, except as set forth on Schedule 4.4(c)-2.

(d)           Except as set forth on Schedule 4.4(d), the Sites and the Existing Easements, together with the Additional Conveyed Easements, constitute all interests in real property currently used, occupied or currently held for use in connection with the Business and which are necessary for the continued operation of the Business as the Business is currently conducted by the Sellers (assuming the Facilities at the Port Arthur Site were operating).

(e)           Huntsman Petrochemical Corporation is the owner of and has good and indefeasible fee title to the real property identified on the map attached as Schedule 6.22(b), free and clear of all Liens, other than Permitted Liens and the interest held by Dow or one of its Affiliates.

Section 4.5             Title to Assets; Related Matters.  Except for (i) the items set forth on Schedule 4.5, (ii) the Excluded Assets (other than the Excluded Assets listed in Section 2.3(h)), and (iii) the assets associated with (A) the business conducted at the Mansonville Site and (B) the amorphous polyalphaolefins business, in each case that are not being conveyed to the Purchaser pursuant to the terms of this Agreement, as of the Closing the Assets, together with the rights of the Purchaser under the Assumed Contracts, the Additional Conveyed Easements, the Cross License Agreement and the Commercial Agreements, will constitute (or, in the case of Intellectual Property that comprises patent rights, to the Knowledge of the Sellers will constitute) all of the assets and rights or licenses necessary for the conduct of the operations of the Business in all material respects as currently conducted by the Sellers (assuming the Facilities at the Port Arthur Site were operating).  Except for the Intellectual Property (which is addressed in Section 4.18), and the Sites, the Easements and the Easement Facilities (which are addressed in Section 4.4), the Sellers have good title to the Assets, free and clear of all Liens other than Permitted Liens.  Except for (1) the portion of the LOU Facility that is currently under repair and not currently producing product; (2) reasonable wear and tear incurred in the ordinary course of business; (3) in the case of the Polymers Business assets that are not, and for the six-month period prior to the date hereof have not been, used in the current operations of the Polymers Business, or in the case of the Base Chemicals Business, were not used during the six-month period immediately prior to the fire at the LOU Facility; and (4) as set forth on Schedule 4.5, the Tangible Assets have been maintained substantially in accordance with the Sellers’ established maintenance procedures.

Section 4.6             Financial Statements.  The Financial Statements described in clause (i) of the definition thereof are included in Schedule 4.6 hereto.  Such Financial Statements have been, and the Financial Statements described in clause (ii) of the definition thereof will be, prepared in accordance with GAAP consistently applied throughout the periods set forth therein from the books and records of the Sellers.  Each balance sheet (including the related notes, where applicable) included in the Financial Statements fairly presents in all material respects the financial position of the Business as of the date of such balance sheet, and each statement of income, parent’s net investment and advances, and cash flows (including the related notes, where applicable) included in the Financial Statements fairly presents in all material respects, subject, in the case of unaudited financial statements, to normal and recurring year-end audit adjustments, the results of operations, parent’s net investment and advances and changes in cash flows, as the case may be, of the Business for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited financial statements, the omission of footnotes and in all cases as expressly noted therein or on Schedule 4.6); provided, however, that the Financial Statements have been prepared on a basis that includes the business currently being conducted by the Sellers at the Mansonville Site and excludes the business currently being conducted by the Sellers at the Odessa Site relating to amorphous polyalphaolefins.

Section 4.7             No Undisclosed Liabilities.  Except for liabilities (i) reflected or reserved in the most recent balance sheet (including the notes thereto) included in the Financial Statements described in clause (i) of the definition thereof, (ii) included in the First Dollar Retained Liabilities or (iii) disclosed on Schedule 4.7, the Sellers have no liabilities or obligations (whether absolute, accrued, contingent or otherwise) that would be required to be disclosed on a balance sheet prepared in accordance with GAAP, except liabilities and obligations that have been incurred by the Sellers since the date of such balance sheet in the ordinary course of business or which are not (individually or in the aggregate) material to the Business.

Section 4.8             Absence of Certain Changes.  Since September 30, 2006 and except as set forth on Schedule 4.8, the Sellers have conducted the Polymers Business only in the ordinary course consistent with past practices in all material respects and the Base Chemicals Business only in the ordinary course consistent with past practices in all material respects, taking into account repairs that are and have been ongoing at the LOU Facility.  Without limiting the generality of the foregoing, since September 30, 2006  through the date hereof:

(a)           there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the Assets having a replacement cost of more than US$500,000  for any single loss or US$2,000,000 for all such losses;

(b)           except as expressly permitted pursuant to Section 6.1(m) or (n) or as required by applicable Law, the Sellers have not entered into, nor amended or modified, any Employment Agreements or Labor Agreements with a Business Employee, or agreed to increase the compensation payable or to become payable by it to any of the Business Employees or agreed to increase the coverage or benefits available under any Employee Benefit Plan, company award, payment or arrangement made to, for or with such Business Employees;

(c)           there has not been any material change by the Sellers in accounting principles, methods or policies with respect to the Business (except as may have been required by changes in applicable Law or by changes in GAAP);

(d)           the Sellers have not mortgaged, pledged or otherwise subjected to any Lien (other than Permitted Liens, Liens representing capital lease obligations for equipment acquired in the ordinary course of business, and Liens that will be released at or prior to Closing) any of the material Assets, or acquired any of the Assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any of the Assets, except for those of the Assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of, in each case, in the ordinary course of business;

(e)           the Sellers have not canceled or compromised any material claim or amended, modified, canceled, terminated, relinquished, waived or released any Material Contract or right to the extent related to the Business or the Assets, except in the ordinary course of business; and

(f)            the Sellers have not agreed, committed or entered into any understanding to do anything set forth in this Section 4.8.

Section 4.9             Legal Proceedings.  Except as set forth on Schedule 4.9, as of the date hereof, there is no material suit, action, claim filed, arbitration, proceeding or investigation pending or, to the Sellers’ Knowledge, threatened against, relating to or involving the Sellers or with respect to the Business or the Assets before any Governmental Entity.  There is no relief requested pursuant to any suit, action, claim, arbitration, proceeding or investigation, including any of those set forth on Schedule 4.9, that, if granted, would be reasonably expected to have a material and adverse impact on the operation of the Business by the Purchaser after the Closing.

Section 4.10           Compliance with Law.  Except as relates to Tax matters (which are provided for solely in Section 4.12) and Environmental Laws (which are provided for solely in Section 4.17), each of the Sellers is in compliance in all material respects with all Laws applicable to the Assets, the Business or the ownership or operation of the Assets or the Business.  Except as set forth on Schedule 4.10, or as relates to Tax matters (which are provided for solely in Section 4.12) and Environmental Laws (which are provided for solely in Section 4.17), (i) none of the Sellers has been charged with, or has received written notice that it is under investigation with respect to, and, to the Sellers’ Knowledge, is not otherwise now under investigation with respect to, a violation of any Law applicable to the Assets, the Business or the ownership or operation of the Assets or the Business, (ii) none of the Sellers is a party to, or bound by, any order, judgment, decree, injunction, ruling or award of any Governmental Entity that relates to or affects in any way the Assets, the Business or the ownership and operation of the Assets or the Business, and (iii) each of the Sellers has filed on or prior to the date hereof all reports required to be filed with any Governmental Entity except those the failure to have filed would not reasonably be expected to result in a material penalty or impairment on the operation of the Business.

Section 4.11           Contracts.  Schedule 4.11 sets forth, as of the date hereof, a list of the following written contracts, agreements, leases, commitments and other instruments to which a Seller is, or is performing obligations as though it were, a party (other than any Excluded Assets, the Employment Agreements set forth on Schedule 4.13, the Seller Benefit Plans set forth on Schedule 4.14, and the Labor Agreements set forth in Schedule 4.15), in each case only to the extent related to, in connection with or otherwise affecting the Assets or the Business or the ownership or operation of the Assets or the Business:

(a)           each lease (other than a lease of an interest in real property) involving any Assets (whether personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $500,000 individually by any of the Sellers, all leases for rail cars regardless of the annual commitment or payment and all sale/leaseback agreements entered into within the last two (2) years regardless of the annual commitment or payment;

(b)           all contracts and agreements to which a Seller is a party that limit or restrict any of the Sellers from engaging in any business in any jurisdiction;

(c)           all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets, in each case requiring the payment by any of the Sellers after the date hereof of an amount in excess of $5,000,000;

(d)           all contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution hereof or Closing or in connection with the transactions contemplated hereby;

(e)           all contracts and agreements granting any Person a Lien (other than a Permitted Lien) on all or any part of the Assets;

(f)            all contracts and agreements (i) for the cleanup, abatement or other actions in connection with any Hazardous Materials or the Remediation of any existing environmental condition, in each case that are not terminable without penalty on thirty (30) days’ or fewer notice or that do not require payments by the Sellers in an amount in excess of $100,000 annually, or (ii) relating to the performance of any environmental audit or study;

(g)           all contracts and agreements granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any of the Assets, other than contracts or agreements entered into in the ordinary course of business that grant customers of the Business a preferential right to the purchase of Inventory;

(h)           all joint venture or partnership contracts and all other contracts providing for the sharing of any profits or liabilities;

(i)            all existing customer and supplier contracts, not terminable without penalty on 90 days’ or fewer notice either by the Seller party thereto or the applicable customer or supplier, for the provision of goods or services with a value in excess of $5,000,000 during (i) the 12-month period ended September 30, 2006 with respect to the Polymers Business and (ii) either year during the 2-year period ended September 30, 2006 with respect to the Base Chemicals Business;

(j)            all contracts and agreements which include pricing or margin provisions that are subject to caps, floors, collars, or are otherwise associated with hedges or other similar instruments which impact the revenue generated under such contracts and agreements;

(k)           all outstanding powers of attorney empowering any Person to act on behalf of any of the Sellers that would be binding on the Purchaser following the Closing;

(l)            the software license agreements primarily used in connection with, or material to, the Business, except for the Excluded Software License Agreements (the “Transferred Software License Agreements”);

(m)          all technology license agreements (other than software license agreements) that are material to the Business where any of the Sellers are granted a license to use Intellectual Property owned by a third party;

(n)           all contracts and agreements expressly granting a license to a third party to use the Business Intellectual Property owned by any of the Sellers and to be transferred to the Purchaser pursuant to Section 2.2(k);

(o)           all existing contracts, agreements, arrangements and commitments (other than those described in subsections (a) through (n) of this Section 4.11) to which any of the Sellers is a party or by which the Assets are bound involving an annual commitment or annual payment to or from the Seller parties thereto of more than $5,000,000 individually;

(p)           the Rebuild Agreements;

(q)           all stand-alone confidentiality agreements which relate primarily to the Business and impose obligations on the Business to maintain the confidentiality of a third party’s information other than (i) the Strategic Transaction Confidentiality Agreements; and (ii) those confidentiality agreements (A) associated with the potential sale of the Business or (B) relating to actual or proposed customer or supplier transactions in the ordinary course of business and containing customary provisions; and

(r)            all existing contracts, agreements, arrangements, transactions, loans and commitments that constitute Assumed Contracts between a Seller, on the one hand, and a Seller or its shareholders, Affiliates, officers, directors or employees, on the other hand.

True and complete copies of the Material Contracts have been made available to the Purchaser or its representatives or agents.  The Material Contracts are legal, valid, binding and enforceable in all material respects in accordance with their respective terms, subject in each case to applicable bankruptcy, insolvency and other Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts granting equitable remedies.  There is no existing material default or breach by any of the Sellers under any Material Contract (or event or condition that, with notice or lapse of time or both could constitute a material default or breach), and, to the Sellers’ Knowledge, no such material default (or event or condition that, with notice or lapse of time or both, could constitute a material default or breach) with respect to any third party to any such Material Contract.

Section 4.12           Tax Returns; Taxes.  Except as otherwise disclosed on Schedule 4.12, (i) all material Tax Returns required to be filed with respect to the Business have been filed, (ii) all material Taxes required to have been paid (whether or not shown on any Tax Return) relating to the Business or any of the Assets for which the Purchaser could be liable or that would result in a Lien on any of the Assets (other than a Permitted Lien) have been paid in full, (iii) there are no material Liens for Taxes (other than Permitted Liens) with respect to any of the Assets, (iv) all material withholding tax requirements imposed with respect to the Business have been satisfied, (v) no material assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax relating to the Business or the Assets, (vi) no audit of a material Tax relating to the Business for which the Purchaser could be liable or that would result in a Lien on any of the Assets (other than a Permitted Lien) is in progress and no such audit has been threatened in writing, (vii) none of the Assets is (A) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (B) “tax exempt use property” within the meaning of Section 168(h)(1) of the Code, (C) “tax exempt bond financed property” within the meaning of Section 168(g) of the Code, (D) “limited use property” within the meaning of Rev. Proc. 2001-28, (E) subject to Section 168(g)(1)(A) of the Code or (F) subject to any provision of state, local or foreign Law comparable to any of the provisions listed in this clause (vii), and (viii) none of the Sellers (other than Huntsman Canada) is a “foreign person” within the meaning of Section 1445 of the Code.

Section 4.13           Employees and Independent Contractors.  Schedule 4.13 contains a list of all of the employees (whether full-time, part-time or otherwise) and all of the Independent Contractors employed or contracted by the Sellers or their Affiliates primarily in connection with the Business, in each case as of the date hereof, specifying their position, status, annualized salary, hourly wages or consulting or other independent contractor fees, as applicable, date of hire (or entry into an independent contractor agreement), work location, length or hours of service, together with a notation next to the name of any employee or Independent Contractor on such list who is subject to any Employment Agreement aside from the Labor Agreements.  Schedule 4.13 sets forth a list of all such Employment Agreements, and the Sellers have provided to the Purchaser true and correct copies of each such Employment Agreement.  To the Sellers’ Knowledge, except as set forth in Schedule 4.13, the Employment Agreements or the Labor Agreements, none of the Sellers nor any of their respective Affiliates has made a binding commitment (written or otherwise) to any Business Employee or Independent Contractor with respect to compensation, promotion, retention, termination, or severance in connection with the transaction contemplated by this Agreement.  None of the Sellers nor their Affiliates has received a pending claim from any Governmental Entity to the effect that such Person has improperly classified as an independent contractor any Person named as an Independent Contractor on Schedule 4.13.  Unless otherwise indicated on Schedule 4.13, as of the date hereof, no Business Employee or Independent Contractor has given written notice, or has been given notice by any of the Sellers or any of their Affiliates, of an intent to terminate his or her employment or independent contractor relationship with any of the Sellers or any of their Affiliates.

Section 4.14           Seller Benefit Plans.

(a)           Schedule 4.14 sets forth a list of all material Seller Benefit Plans.  The Sellers have furnished or made available to the Purchaser copies of each of the following, to the extent applicable, with respect to each such Seller Benefit Plan: the most recent annual report (e.g., Form 5500), the plan document (including all amendments thereto), the trust agreement (including all amendments thereto), the most recent summary plan description and summary of material modifications, the most recent actuarial report or valuation, if any, that is required to be prepared under applicable Laws, and the most recent determination letter, if any, issued by the Internal Revenue Service.

(b)           Each such Seller Benefit Plan is in material compliance with the applicable requirements of ERISA, the Code and other applicable Law, and has been administered in all material respects in accordance with its terms.

(c)           Each Seller Benefit Plan intended to be qualified under Section 401 of the Code (i) satisfies in form the requirements of such Section, except to the extent amendments are not required by applicable Law to be made until a date after the Closing Date, (ii) has received a favorable determination letter from the Internal Revenue Service regarding such qualified status or has timely filed a request for a determination letter and (iii) has not been operated in a way that would reasonably be expected to adversely affect its qualified status or registration.

Section 4.15           Labor Relations.  All of the Labor Agreements are set forth on Schedule 4.15.  The Sellers have delivered true, correct and complete copies of such Labor Agreements to the Purchaser.  Except as set forth on Schedules 4.9 and 4.15:

(a)           no other labor organization or association of employees currently represents the Business Employees and is certified by the NLRB as the recognized representative of the Business Employees;

(b)           no pending representation election petition or application for certification has been received by the Sellers or their Affiliates that names the Business Employees as potentially represented parties;

(c)           none of the Sellers or their Affiliates is subject to a current unresolved judicial or administrative determination that it has engaged in an unfair labor practice in connection with the Business Employees and none of the Sellers or their Affiliates has received notice of any pending NLRB proceeding with respect to any Business Employee;

(d)           to the Sellers’ Knowledge, there are no pending grievances or labor arbitrations raised by any Business Employee or by any union on behalf of any individual Business Employee or group of Business Employees;

(e)           to the Sellers’ Knowledge, no walkout, strike, slowdown, picketing or work stoppage (sympathetic or otherwise) involving any Business Employee is in progress or, to the Sellers’ Knowledge, is being threatened;

(f)            to the Sellers’ Knowledge, no pending breach of contract or denial of fair representation claim has been filed against the Sellers or their Affiliates with respect to any Business Employee that remains unresolved;

(g)           to the Sellers’ Knowledge, no pending claim, complaint, charge or investigation for unpaid wages, bonuses, commissions, employment withholding taxes, penalties, overtime or other compensation, benefits, child labor or record-keeping violations has been filed against the Sellers or their Affiliates with respect to any Business Employee that remains unresolved;

(h)           to the Sellers’ Knowledge, no pending claim, complaint, charge or investigation under any applicable Labor Law, ERISA or any other federal Law or comparable state fair employment practices act has been filed against the Sellers or their Affiliates with respect to any Business Employee that remains unresolved;

(i)            no pending citation has been issued by OSHA with respect to any Business Employee that remains unresolved;

(j)            no pending immigration Law-related citation has been received by the Sellers or their Affiliates with regard to any Business Employee that remains unresolved;

(k)           each of the Sellers and their Affiliates has maintained and currently maintains the legally required amount of insurance with respect to workers’ compensation claims and unemployment benefits claims for the Business Employees, where applicable;

(l)            with respect to the Business Employees, the Sellers and their Affiliates are materially in compliance with all applicable Labor Laws and Labor Agreements;

(m)          to the Sellers’ Knowledge, none of the Sellers nor their respective Affiliates is currently liable for any judgment, decree, order, arrearage of wages or taxes, fine or penalty for failure to comply with any Labor Law with respect to the Business Employees; and

(n)           the Sellers and their Affiliates have paid or accrued all current assessments under workers’ compensation legislation with respect to the Business or any of the Business Employees, and none has been subject to any special or penalty assessment under such legislation that has not been paid.

Section 4.16           Insurance Policies.  The Sellers maintain casualty insurance with reputable insurers for the Business and the Assets against the risks and in the amounts reasonably expected of a prudent operator of the Business and the Assets, and all such insurance policies are in full force and effect.

Section 4.17           Environmental Matters.  Except as set forth on Schedules 4.17(a) through (h) and, in each case, in connection with the Business or the Assets:

(a)           the Assets and the Business and their respective operations are, as of Closing, in compliance with all Environmental Laws, and any material or potentially material instances of noncompliance that have arisen in the last two years are set forth on Schedule 4.17(a);

(b)           the Sellers have obtained, and the Business and the Assets and their respective operations are in compliance with, all Environmental Permits, and all material

Environmental Permits are identified on Schedule 4.17(b) and are transferable to the Purchaser without material modifications;

(c)           there are no claims, actions, causes of action, investigations, demands, orders, directives or notices of potential liability pending or, to the Knowledge of the Sellers, threatened against the Business or the Assets pursuant to Environmental Laws, except as set forth on Schedule 4.17(c);

(d)           there has been no Release of Hazardous Materials at, on or underneath the Sites or the Easements, or resulting from the operation of the Business, in violation of any Environmental Law or in respect of which a Governmental Entity or other third party acting pursuant to an Environmental Law has required or could require any material Remediation or other potentially material corrective action, except as set forth on Schedule 4.17(d);

(e)           there are no Remediation activities underway at the Sites or the Easements, and there are no Hazardous Materials present at, on or underneath the Sites or the Easements, or resulting from the operation of the Business, in violation of Environmental Laws or in respect of which a Governmental Entity or other third party acting pursuant to any Environmental Law could require any material Remediation, except as set forth on Schedule 4.17(e);

(f)            neither the Business nor any Asset is subject to any liability resulting or arising from the off-site transportation, storage, disposal, treatment or recycling of wastes or other discarded materials, including Hazardous Materials, generated by the Business or at the Sites or the Easements and taken off-site by or on behalf of any Seller, any Affiliate of any Seller, or the Business, except as set forth on Schedule 4.17(f);

(g)           the transactions contemplated hereunder do not require any special, extraordinary or unusual notice to or approval from any Governmental Entity with jurisdiction over environmental, health or safety matters associated with the Business or the Assets, except as set forth on Schedule 4.17(g);

(h)           to the Knowledge of the Sellers, neither the Business nor any Asset is subject to any potentially material liabilities under Environmental Laws, except as set forth on Schedules 4.17(a)-(h);

(i)            the Sellers have disclosed or made available for inspection all material environmental information (including in respect of contamination of the Sites or the Easements by Hazardous Materials) of which the Sellers have Knowledge, and, to the Knowledge of the Sellers, all such information is true, accurate and complete;

(j)            to the Sellers’ Knowledge, no Governmental Entity has advised the Sellers that there are environmental deficiencies at the Sites or the Easements that are likely to result in a material increase in capital expenditures or operating costs;

(k)           the Sellers have filed all notices, reports and certifications, including certifications of compliance, required under all Environmental Laws and Environmental

Permits, and all such notices, reports and certifications are complete and accurate to the Sellers’ Knowledge and were conducted after a reasonable inquiry into the circumstances related to the notice or certification;

(l)            the Sellers have developed and maintained at the appropriate Sites the necessary data for filing all notices, reports and certifications, including certifications of compliance, required under all Environmental Laws and Environmental Permits; and

(m)          as of the Closing, no Assets will contain or store waste that is deemed hazardous in violation of Environmental Law, except for waste that is not subject to regulation pursuant to 40 C.F.R. § 261.7(a)(1) or analogous state regulatory provisions.

Notwithstanding any other provisions of this Agreement, this Section 4.17 contains the sole and exclusive representations and warranties of the Sellers with respect to environmental matters.  In addition, notwithstanding any other provisions of this Agreement, to the extent Sections 4.17(a), (b), (c), (d), (h) and (j) relate to any “New Source Review” or “Prevention of Significant Deterioration” requirements imposed under the federal Clean Air Act or analogous state Laws or out of any “Process Safety Management” requirements imposed under the federal Occupational Safety and Health Act or corresponding “Risk Management Plan” requirement under 40 C.F.R. Part 68 Subparts C and D, or analogous state Laws, constitute the sole and exclusive representations and warranties of the Sellers with respect to “New Source Review”, “Prevention of Significant Deterioration” and “Process Safety Management”.

Section 4.18           Intellectual Property; Technology.

(a)           Schedule 4.18(a) contains a complete and accurate list of all registered Business Intellectual Property owned by the Sellers.  A Seller owns legal title to each item of Business Intellectual Property required to be set forth on Schedule 4.18(a), free and clear of all Liens (except Permitted Liens).  Each item of Business Intellectual Property required to be set forth on Schedule 4.18(a) is in effect, and all necessary registration, maintenance and renewal fees currently due in connection with such Business Intellectual Property have been made.  Except as set forth in Schedule 4.18(a), as of the date hereof, the Sellers have not received notice that any filings, payments or similar actions must be taken by the Sellers in the United States between the date hereof and the date sixty (60) days after the Expiration Date, for the purposes of obtaining, maintaining, perfecting or renewing any of the Business Intellectual Property required to be set forth on Schedule 4.18(a).

(b)           Except as set forth on Schedule 4.18(b), the Sellers and their Affiliates have not received any written, or to the Knowledge of the Sellers, oral, claim, action, suit, proceeding, hearing, investigation, notice or complaint from any third party that (i) the conduct of the Business as presently conducted infringes or misappropriates the Intellectual Property of such third party, or (ii) challenges the validity, enforceability, use or exclusive ownership of any Business Intellectual Property owned by the Sellers.

(c)           To the Sellers’ Knowledge, no third party has been or is infringing, misappropriating or otherwise violating any Business Intellectual Property owned by the Sellers.

(d)           Each of the Sellers has taken reasonable measures to protect the confidentiality of all trade secrets and Huntsman Confidential Information owned by the Sellers that are material to the Business.  The Sellers have executed valid written agreements with all of their past and present employees, consultants and independent contractors who have contributed in the past nine (9) years to the development of Business Intellectual Property owned by one of the Sellers pursuant to which such employees, consultants and independent contractors have assigned pursuant to such agreements to one of the Sellers all their rights in and to all Business Intellectual Property they may develop in the course of their employment or pursuant to such agreement and agreed to hold all trade secrets and confidential information of the applicable Sellers in confidence both during and after their employment or agreement.

Section 4.19           Licenses.  Schedule 4.19 is a true and complete list of all Licenses held by the Sellers or their Affiliates in respect of the Sites, the Facilities or the Business and any that are not transferable are so designated.  The Sellers or their Affiliates own or possess all material Licenses that are necessary to enable them to carry on the Business as presently conducted (assuming the Facilities at the Port Arthur Site were operating) and, with respect to the Port Arthur Facility, will own or possess as of the Closing all material Licenses that are necessary to enable them to carry on the business thereof as conducted by the Sellers on the Closing Date.  All such material Licenses are valid, binding and in full force and effect and the Sellers or their Affiliates are in material compliance with all Licenses.  The execution, delivery and performance hereof and the consummation of the transactions contemplated hereby will not adversely affect any License.

Section 4.20           Brokers, Finders and Investment Bankers.  Neither the Sellers nor any Affiliate of the Sellers, nor any of their respective partners, members, shareholders, directors, officers or employees has employed or retained any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby for which the Purchaser has liability.

Section 4.21           Key Customer and Key Supplier Relations.  Schedule 4.21 contains a complete and accurate list of the names of each of the Key Customers and each of the Key Suppliers.  The Sellers are not actively engaged in any material dispute related to the Business with any of the Key Customers and Key Suppliers and, to the Sellers’ Knowledge, no event has occurred that could materially and adversely affect any Seller’s relations with any such Key Customer or Key Supplier.  Except as set forth on Schedule 4.21, no Key Customer (or former Key Customer) or Key Supplier (or former Key Supplier) since January 1, 2006 has cancelled or terminated, or made any written threat to cancel or otherwise terminate, any of such Key Customer’s or Key Supplier’s contracts or other dealings with any Seller relating to the Business.  Except as set forth on Schedule 4.21, there is no pending or, to the Sellers’ Knowledge, threatened request or demand of any Key Customer or Key Supplier in any material respect (i) to decrease such Key Supplier’s supplies of, or to decrease such Key Customer’s purchases of any of the Sellers’ services or products relating to the Business (except in each case described in this clause (i) for fluctuations in nominated volumes for purchase or supply within limits permitted by contract) or (ii) in the case of any Key Customer, to decrease the applicable prices required to be paid to a Seller for products sold by such Seller thereunder or in the case of any Key Supplier, to increase the applicable prices required to be paid by a Seller for supplies purchased by such Seller thereunder (in any case described in this clause (ii), whether permitted by contract or otherwise).  Except as set forth on Schedule 4.21, no Seller has received any notice or has Knowledge to the effect that any Key Customer, Key Supplier or other current customer or supplier associated with the Business may terminate or materially alter its business relations with any Seller as a result of the transactions contemplated hereby.

Section 4.22           Inventory.  The Inventory of the Sellers has been manufactured, sold, or delivered by or to the Sellers in the ordinary course of business.

Section 4.23           Related Party Transactions.  Except as set forth on Schedule 4.23, and excluding the Seller Ancillary Documents, no Affiliate of any Seller, nor any employee, officer, director, stockholder, partner or member of any Seller, any member of his or her immediate family, nor any of their respective Affiliates (“Related Persons”) (i) owes any amount to any Seller nor does any Seller owe any amount to, or has any Seller committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with any Seller (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used in the Business, (iv) has any claim or cause of action against any Seller, the Assets or the Business, or (v) owns any direct or indirect interest of any kind in, or Controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of any Seller (collectively, the “Intercompany Arrangements”).  All Intercompany Arrangements that are material to the Business shall be terminated on the Closing Date and, except as set forth in clause (a) of Schedule 4.23 or as otherwise agreed to by the Parties, have been replaced by the Commercial Agreements.

Section 4.24           No Other Representations.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE COMMERCIAL AGREEMENTS, THE ASSETS (INCLUDING THE SITES AND EASEMENTS AND THE FACILITIES, EASEMENT FACILITIES, STRUCTURES, FIXTURES, BUILDINGS, IMPROVEMENTS AND EQUIPMENT LOCATED ON THE SITES AND THE EASEMENTS) AND THE BUSINESS ARE BEING SOLD HEREBY ON AN “AS IS, WHERE IS” BASIS, AND NEITHER THE SELLERS NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY (INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT), WHETHER BY THE SELLERS, THEIR AFFILIATES OR ANY OF ITS OR THEIR OFFICERS, DIRECTORS, PARTNERS, PRINCIPALS, EMPLOYEES, AGENTS, MEMBERS OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE ASSETS (INCLUDING THE SITES AND THE EASEMENTS AND THE FACILITIES, EASEMENT FACILITIES, STRUCTURES,

FIXTURES, BUILDINGS, IMPROVEMENTS AND EQUIPMENT LOCATED ON THE SITES AND THE EASEMENTS) AND THE BUSINESS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as follows:

Section 5.1             Organization.  The Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction set forth in the introductory paragraph hereof and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except to the extent any failure of the foregoing to be true and correct would not be reasonably likely to constitute a change, event, effect or occurrence that, when taken together with all other changes, events, effects or occurrences, would prevent or materially delay the performance by the Purchaser of any of its material obligations hereunder or the consummation of the transactions contemplated hereby.

Section 5.2             Authorization.  The Purchaser has the requisite power and authority to execute and deliver this Agreement and the Purchaser Ancillary Documents, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Purchaser Ancillary Documents by the Purchaser, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary action on the part of the Purchaser.  This Agreement has been and, the Purchaser Ancillary Documents will be, as of the Closing Date, duly executed and delivered by the Purchaser and do or will, as the case may be, constitute the valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the enforceability of creditors’ rights generally, to general equitable principles and to the discretion of courts in granting equitable remedies.

Section 5.3             Conflicts; Governmental Consents and Filings.  The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents and the consummation of the transactions contemplated hereby and thereby do not, and in the case of the Purchaser Ancillary Documents will not, violate or constitute a breach of or default under, with or without the passing of time or the giving of notice or both, result in the loss of any material benefit under, or permit the acceleration of any material obligation under, (i) any term or provision of the organizational documents of the Purchaser, (ii) any contract to which the Purchaser is a party, (iii) any judgment, decree or order of any Governmental Entity to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (iv) any Law or arbitration award applicable to the Purchaser.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to the Purchaser in connection with the execution, delivery or performance of this Agreement or the Purchaser Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, except (a) as set forth on Schedule 5.3 and (b) in connection with the transfer of Licenses.

Section 5.4             Adequate Funds.  The Purchaser will have adequate funds on the Closing Date to pay the Purchase Price.

Section 5.5             Brokers, Finders and Investment Bankers.  Neither the Purchaser, nor any of its Affiliates, partners, members, shareholders, directors, officers or employees, has employed or retained any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby for which the Sellers or any of their Affiliates have liability.

Section 5.6             Legal Proceedings.  There is no suit, action, claim, arbitration, proceeding or investigation pending or to the knowledge of the Purchaser, threatened against, relating to or involving the Purchaser or its Affiliates that is reasonably likely to constitute a change, event, effect or occurrence that, when taken together with all other changes, events, effects or occurrences, would prevent or materially delay the performance by the Purchaser of any of its material obligations hereunder or the consummation of the transactions contemplated hereby.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1             Conduct of the Business by the Sellers.  For the period commencing on the date hereof and ending on the Closing Date, each of the Sellers shall, except as permitted hereby and except as otherwise consented to in writing by the Purchaser, which consent will not be unreasonably withheld:

(a)           continue to operate the Business and the Assets (including the Facilities) as a reasonably prudent owner of a petrochemical processing facility on a basis consistent with past practice and to comply in all material respects with all applicable Licenses and Laws (including preparing the LOU Facility for restart, which includes the continuation of maintenance, employee training and maintaining adequate staffing levels, notwithstanding the fact that a portion of the LOU Facility is currently under repair and is not producing product);

(b)           not commit to any material capital project, other than capital projects that are part of the Business Plan and capital projects (i) described on Schedule 6.1(b) or (ii) which the Sellers, acting as a reasonably prudent operator determines are necessary or advisable to undertake or commit to in order to comply with Laws or to address operational concerns or emergencies threatening health, safety or the environment or the physical plant (in the case of the matters covered by clause (ii), the Purchaser shall be consulted in advance to the extent reasonably practicable and notified promptly upon such event if advance notice is not possible);

(c)           not enter into, modify, amend or terminate any agreement with respect to the Business, the Assets or the Facilities that would be binding on the Purchaser and if entered into, modified, or amended prior to the date hereof would have been required to be disclosed on a schedule hereto, except (i) in connection with the Business Plan, (ii) any such agreement entered into, modified, or amended in the ordinary course of business for a term of one year or less, or those which are otherwise terminable without penalty on 90 or fewer days’ notice, (iii) as permitted under Section 6.1(b) or (iv) those necessary or advisable to effectuate the transactions hereunder (but in which case the Purchaser shall be consulted in advance to the extent reasonably practicable and notified promptly upon such event if advance notice is not possible);

(d)           use commercially reasonable efforts to preserve intact the goodwill of the Business with customers and suppliers (taking into consideration that the LOU Facility is currently under repair and is not producing product);

(e)           maintain its existence and good standing in its respective jurisdiction of organization and in each other jurisdiction in which it is required to be qualified;

(f)            duly and timely file or cause to be filed all Tax Returns and promptly pay or cause to be paid when due all Taxes, unless such Taxes are being contested in good faith by appropriate proceedings;

(g)           continue to extend customers credit, collect accounts receivable and pay accounts payable and similar obligations in the ordinary course of business consistent with past practice (taking into consideration that the LOU Facility is currently under repair and is not producing product);

(h)           not dispose of or permit to lapse, any Business Intellectual Property owned by any of the Sellers, except in the ordinary course of business and that in the aggregate would not be material;

(i)            not sell, transfer, grant a lease on or otherwise dispose of any of the Assets, except in the ordinary course of business and that in the aggregate would not be material;

(j)            not enter into any contract by which the Purchaser in respect of the Business or any of the Assets would purportedly be bound that restricts in any material respect the Purchaser from engaging in any line of business in any geographic area or competing with any Person;

(k)           perform in all material respects its obligations under all Material Contracts and not default in any material respect or suffer to exist in any material respect any event or condition that with notice or lapse of time or both could constitute a default by the Sellers under any Material Contracts (except in each case those being contested in good faith);

(l)            maintain insurance with reputable insurers for the Business and the Assets against the same risks and in the same amounts reasonably expected of a prudent operator of the Business and the Assets;

(m)          not make any change in, or accelerate the vesting of, the compensation or benefits payable or to become payable to, or grant any severance or termination pay to, any Business Employees (other than (i) in the ordinary course of business consistent with past practice, (ii) to accelerate the vesting of certain stock options, and restricted stock awards for Business Employees who are part of the “management group”, or (iii) as contemplated by this Agreement, including Section 6.7);

(n)           not negotiate, enter into or amend any Employment Agreement, Labor Agreement, or Employee Benefit Plan or arrangement with respect to any Business Employee (other than (i) as required by Law, (ii) in connection with the hiring of any new employee, (iii) pertaining to a restart bonus with respect to the LOU Facility, or (iv) as contemplated by this Agreement);

(o)           not plan, announce, implement or effect any reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of Business Employees, other than routine individual employee terminations for cause or following performance reviews;

(p)           unless required by Law, not plan, announce, implement or effect any transfer of Business Employees to any business affiliated in any way to any Seller;

(q)           continue to maintain books and records of the Business on a basis consistent with past practice;

(r)            maintain during their respective terms and, as necessary, take all commercially reasonable steps to renew, in the ordinary course of business consistent with past practice, all material Licenses necessary for the operation of the Business;

(s)           continue its ongoing construction projects substantially in accordance with the Business Plan;

(t)            not negotiate, enter into, modify or amend, any provisions of the LOU Rebuild Contracts with respect to performance measures or standards related to the quality of workmanship or materials; and

(u)           not authorize, commit or agree to take any of the foregoing actions to the extent they are prohibited under this Section 6.1;

provided, however, that nothing contained in this Section 6.1 shall apply to the Excluded Assets (other than the Peru Site) or to the matters set forth on Schedule 6.1, and the Sellers shall have the right to take (or fail to take) any action with respect to such Excluded Assets or such matters without restriction.

Section 6.2             Inspection and Access to Information.  During the period commencing on the date hereof and ending on the Closing Date, upon reasonable request, with reasonable advance notice, during normal business hours and consistent with applicable Law, each Seller shall (and shall cause the officers, directors, employees, auditors, consultants, representatives, and agents of the Sellers to) (i) provide the Purchaser and its accountants, financing sources, lenders, investment bankers, counsel, and environmental consultants reasonable access to the Facilities and other Assets (including allowing operations personnel of the Purchaser to remain on-site full-time with open access to the Facilities located at the Port Arthur Site and the Odessa Site), the executive officers of the Sellers responsible for the Business, the Assumed Contracts and the books, records and other information (including property Tax Returns filed and those in preparation) related to the Business, the Facilities and other Assets, or the Assumed Liabilities, (ii) to the extent permitted by any applicable contractual restrictions, furnish to the Purchaser and its authorized representatives, promptly upon reasonable request therefor, any and all financial, technical, environmental, operating data, customer and supplier information including payment history and payment terms and other information pertaining to the Business, the Facilities and other Assets, or the Assumed Liabilities and (iii) reasonably cooperate with the Purchaser so that the Purchaser may obtain information concerning the Business, the Facilities and other Assets, and the Assumed Liabilities from Governmental Entities; provided, however, that (A) the Purchaser shall observe, and shall cause those granted access through the Purchaser to observe, the restrictions regarding Huntsman Confidential Information set forth in the Confidentiality Agreement and any other existing confidentiality restrictions binding on the Sellers of which the Sellers make the Purchaser aware, (B) the Purchaser may not conduct invasive or destructive sampling or testing, (C) the inspection and access rights described in this Section 6.2 shall be subject to compliance with the Sellers’ safety rules, and (D) the Sellers shall not be obligated to share information covered by the attorney-client, work product or any other legal privilege.  With respect to any claims by the Purchaser’s representatives or employees arising from the access contemplated in this Section 6.2, the Purchaser shall indemnify and hold harmless the Seller Indemnified Parties for any such claims to the extent such claims are caused by the Purchaser or the Purchaser’s employees or representatives, and the Sellers shall indemnify and hold harmless the Purchaser Indemnified Parties for any such claims to the extent they are caused by the Sellers or the Sellers’ employees or representatives.

Section 6.3             Financial Statements.

(a)           As promptly as practicable following the date hereof (but not later than April 30, 2007) and prior to the Closing Date, the Sellers shall deliver to the Purchaser a balance sheet of the Business as of December 31, 2006 and statements of operations, parent’s net investment and advances and cash flows of the Business for the year ended December 31, 2006, together with an opinion and report thereon of Deloitte consistent with the opinion and report of Deloitte (without qualification or exception) on the Financial Statements described in clause (i) of the definition thereof (the “2006 Audited Financials”); provided, however, that the 2006 Audited Financials will be prepared on a basis that includes the business currently being conducted by the Sellers at the Mansonville Site and excludes the business currently being conducted by the Sellers related to the amorphous polyalphaolefins business of the Sellers.

(b)           As promptly as practicable following each quarterly accounting period ending subsequent to December 31, 2006 and prior to the Closing Date (but not later than 45 days thereafter), the Sellers shall deliver to the Purchaser an unaudited balance sheet of the Business, as of the end of the subject quarterly period, and the related statements of operations for the year-to-date period ending at the end of the subject quarterly period, prepared on a basis consistent with the 2006 Audited Financials, except that no footnote disclosures will be provided.

(c)           Until the Closing Date, the Sellers shall deliver to the Purchaser monthly management reports regarding the Business in the form of Schedule 6.3(c).

(d)           The Sellers shall be responsible for any and all fees or expenses of Deloitte and any other fees or expenses incurred in connection with the preparation and audit of the Financial Statements.

Section 6.4             Reasonable Efforts; Further Assurances; Cooperation.  Subject to the other provisions hereof, each Party shall use all commercially reasonable efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law, to obtain all consents required as described on Schedule 4.11 and Schedule 4.4(c)-2 and all regulatory approvals, to satisfy all conditions to its obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Expiration Date and shall cooperate fully with each other Party and its officers, directors, employees, agents, counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations hereunder, including the following:

(a)           Each Party promptly shall make its filings and submissions and shall take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby, including the transfer or issuance to the Purchaser of any Environmental Permits and other Licenses relating to the Business, the Facilities, the Assets or the ownership or operation of the foregoing.  Each Party shall, as promptly as practicable, furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby.

(b)           In addition to and not in limitation of the covenants contained in Section 6.4(a), the Sellers and the Purchaser will (i) promptly take all actions necessary to make the respective filings required by the Sellers and the Purchaser under the HSR Act, (ii) comply at the earliest practical date with any request for additional information received by any Party from any Governmental Entity pursuant to the HSR Act, and (iii) cooperate with the other Parties in connection with such Party’s filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity pursuant to the HSR Act.  The Sellers and the Purchaser shall share equally (50/50) any fees required in connection with any filing under the HSR Act.

(c)           In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the Parties shall (i) cooperate and use commercially reasonable efforts to defend against such claim, action, suit, investigation or other proceeding, (ii) in the event an injunction or other order is issued in any such action, suit or other proceeding, use commercially reasonable efforts to have such injunction or other order lifted, and (iii) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.  Notwithstanding the foregoing or any other provision of this Agreement, neither the Purchaser nor any of its Affiliates shall be required either to exclude, sell or otherwise dispose of, or agree to or permit the exclusion, sale or other disposition of, any of the Assets or any assets of the Purchaser or its Affiliates, or to take any action or agree to any limitation that limits its freedom of action in the operation of the Assets or any assets of the Purchaser or its Affiliates, whether, in either case, as a condition to obtaining any approval from a Governmental Entity or any other Person or for any other reason.

(d)           The Sellers shall give all notices to third parties (after having provided the Purchaser the opportunity to review and comment on such notices), and the Parties shall use commercially reasonable efforts (in consultation with one another) to (i) obtain all third-party approvals, consents, ratifications, waivers or authorizations (A) necessary to validly assign or convey the Assets to the Purchaser or otherwise consummate the transactions contemplated hereby, or (B) required to avoid a breach of or default under any Assumed Contract or Existing Easement in connection with the consummation of the transactions contemplated hereby (the “Required Consents”); (ii) obtain all Licenses (including any Environmental Permits and any pending applications for any Licenses or Environmental Permits) necessary for the Sellers to transfer the Assets to the Purchaser (collectively, the “Transfer Licenses”); (iii) transfer to the Purchaser or one of its Affiliates all Licenses that are transferable, such Licenses being set forth on Schedule 6.4(d) (the “Transferable Licenses”); and (iv) obtain all Licenses (including any Environmental Permits and any pending applications for any Licenses or Environmental Permits) necessary for the Purchaser’s lawful operation of the Assets following the Closing in substantially the same manner as presently operated by the Sellers (collectively, the “New Licenses”).  The Purchaser and the Sellers shall, prior to and after the Closing, share equally (50/50) any commercially reasonable filing, administrative and other fees required to obtain such Required Consents, Transfer Licenses or Transferable Licenses.

(e)           The Sellers shall provide a list of and access to the JCO-Wide Contracts to the Purchaser as promptly as practicable after the date hereof.

Section 6.5             Restricted Assets and Consents.

(a)           To the extent the Closing of the transactions contemplated by this Agreement occurs notwithstanding the failure to obtain any Required Consent, Transfer License, Transferable License or New License or any other consent then:

(i)            nothing set forth in this Agreement, nor any Seller Ancillary Document, will constitute an assignment, transfer, sublease, or sublicense of any Assumed Contract, Existing Easement or License (including any Environmental Permit or any pending application for any License or Environmental Permit) that requires the consent of the other party thereto or any other third party (including any Governmental Entity) (each such Asset, a “Restricted Asset”);

(ii)           the Sellers or their Affiliate shall retain such Restricted Asset;

(iii)          if such Restricted Asset is a Transfer License, Transferable License or New License, then to the extent permitted under the terms thereof, the Sellers shall use commercially reasonable efforts to provide the Purchaser or its Affiliate with the benefits of such Restricted Asset, including (if applicable) sublicensing such Restricted Asset to the Purchaser or its Affiliate;

(iv)          if such Restricted Asset is an Assumed Contract or any Existing Easement (other than a Special Restricted Asset or an Existing Easement addressed in Section 6.5(b)), the Sellers shall use commercially reasonable efforts to provide the Purchaser or its Affiliate with the benefits of such Restricted Asset, including (if applicable) subcontracting, sublicensing or subleasing to the Purchaser or its Affiliate, and shall enforce and perform, at the request and expense of the Purchaser and for the benefit of the Purchaser or its Affiliate, any and all rights of the Sellers or their Affiliate against a third party thereto; and

(v)           if such Restricted Asset is set forth on Schedule 6.5(a)(v) (each such asset, a “Special Restricted Asset”), the Sellers shall, to the extent not in violation of applicable Law, provide the Purchaser or its Affiliate with the benefits of such Special Restricted Asset, including subcontracting, sublicensing or subleasing to the Purchaser or its Affiliate, and shall enforce and perform, at the request and expense of the Purchaser and for the benefit of the Purchaser or its Affiliate, any and all rights of the Sellers or their Affiliate against a third party thereto.

In connection with the foregoing, (A) the Purchaser or its Affiliate shall promptly pay the Sellers’ or their Affiliate’s costs of satisfying any obligations and responsibilities accruing under such Restricted Asset that the Purchaser or its Affiliate would have otherwise incurred if the Required Consents had been obtained, and (B) with respect to any Assumed Contract that is a Restricted Asset, the Sellers shall promptly pay to the Purchaser or its Affiliate when received all monies received by the Sellers or their Affiliates in connection with such Restricted Asset or any claim or right or any benefit arising thereunder.

(b)           With respect to any of the Easement Facilities (i.e., any pipeline or other facility), if, under the terms of any of the Existing Easements related to such Easement Facility consent is required prior to the assignment of such Existing Easement to the Purchaser and such consent has not been obtained prior to Closing, this Agreement shall not constitute an agreement to convey at the Closing such Existing Easement or the portions of such Easement Facility that are located upon or related to such Existing Easement.  In such case, the Parties agree that with respect to the portions of each Easement Facility not conveyed at the Closing, the Parties shall enter into a capacity rights purchase agreement substantially in the form of Exhibit F (the “Capacity Rights Purchase Agreement”) for the portion of the Easement Facility and the related portion of the Existing Easement for which such consent is required and that the other portions of such Easement Facility and the related Existing Easement shall be conveyed to the Purchaser at the Closing.  Pursuant to any such Capacity Rights Purchase Agreement, the Purchaser shall have all capacity rights and the Purchaser shall have all operational responsibility and shall bear all ownership, operation, maintenance and other costs and risks of such Easement Facility and, to the extent related to such Easement Facility, the related Existing Easements and the use thereof, and shall defend and indemnify the Seller Indemnified Parties against all such costs and risks (other than those resulting from the gross negligence or willful misconduct of the Sellers).  The Purchaser shall make all filings necessary to be named the operator of all the Easement Facilities and to obtain and hold all Licenses relating to the Easement Facilities.  With respect to any Easement Facility and related Existing Easements to which the Capacity Rights Purchase Agreement applies, when the applicable consents are obtained, the Sellers shall convey such Easement Facility and assign such Existing Easements to the Purchaser within ten days following receipt of such consents, and the Capacity Rights Purchase Agreement with respect to such Easement Facility shall terminate.  During the term of any such Capacity Rights Purchase Agreement, the Sellers shall not convey, or allow any Liens by, through, or under the Sellers to attach to, the applicable Easement Facility or Easements covered by such Capacity Rights Purchase Agreement.  Additionally, the Purchaser may terminate such Capacity Rights Purchase Agreement at any time by giving sixty (60) days’ notice.  At the time of termination of the Capacity Rights Purchase Agreement, the applicable Sellers shall convey and shall cause their Affiliates to convey to the Purchaser or its nominee, directly or indirectly, without warranty, the remaining rights they may have in the Easement Facilities and, to the extent related to such Easement Facilities, the Existing Easements.  At the Purchaser’s request, the Sellers and the Purchaser shall jointly evaluate the permissibility of (i) transferring to a newly formed special purpose corporation or limited liability company (the “Easement SPV”), any of the easements that are subject to the Capacity Rights Agreement; (ii) having the Purchaser purchase all of the equity interest in the Easement SPV for the payment of $1.00; and (iii) terminating the Capacity Rights Agreement with respect to the easements owned by the Easement SPV.  If the Parties determine that the terms of any of the easements that are subject to the Capacity Rights Agreement permit such an arrangement, at Purchaser’s request, the Parties will implement such arrangements with respect to such easements on terms to be reasonably agreed to by the Parties.

(c)           The Sellers shall continue after the Closing to use all commercially reasonable efforts to obtain any Required Consent, Transfer License, Transferable License or any other consent that was not obtained prior to the Closing.  During the term of the Capacity Rights Purchase Agreement, with respect to any Easements and Easement Facilities covered thereby, the Purchaser shall not take any action to obtain any Required Consents without the prior written consent of the Sellers.

Section 6.6             Public Announcements.  The Parties shall not issue any press release or public announcement concerning this Agreement or the transactions contemplated hereunder without obtaining the prior written approval of the other Party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Purchaser or the Sellers, as applicable, disclosure is otherwise required by (i) applicable Law, or (ii) by the applicable rules of any stock exchange on which the Purchaser or the Sellers lists securities, provided, that to the extent required by applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to (a) consult in good faith with the other Party with respect to the timing and content thereof (including giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith) and (b) provide a copy thereof to the other Party prior to such issuance.

Section 6.7             Employees.

(a)           Transferred Employees.  The Purchaser shall offer employment to each Business Employee set forth on Schedule 6.7(a)-1.  The Purchaser shall have the option to offer employment to each Business Employee set forth on Schedule 6.7(a)-2.  Business Employees who accept such offers are, as of the Closing Date, referred to herein as “Transferred Employees.”  Subject to the provisions of any Labor Agreements, for a period of at least 12 months after the Closing Date, the Purchaser shall provide each Transferred Employee with base wages and/or salaries not less than those in effect immediately prior to the Closing Date and with benefits that are not less than those provided to similarly situated employees of the Purchaser.

(b)           Employee Communications.  Prior to the Closing, the Sellers shall share with the Purchaser any written communication the Sellers intend to distribute to a group of Business Employees regarding the transaction contemplated in this Agreement.  The Sellers shall share these written communications with the Purchaser as soon as practicable before distribution to the Business Employees, and with sufficient time for the Purchaser to raise any issues it may have with the communication prior to distribution.  Also, prior to the Closing, the Sellers and the Purchaser shall cooperate with one another in facilitating an orderly process for those Business Employees accepting offers of employment from the Purchaser so that their employment with the Purchaser will be effective as of the Effective Time if the Closing occurs.  From the date of this Agreement until the Closing, the Sellers shall afford the Purchaser with reasonable access to the Business Employees in order to make and finalize its offers of employment; provided, however, that any such access or availability shall be provided during normal business hours upon reasonable advance notice to the Sellers, and in such a manner as to not unreasonably interfere with the normal operations of the Sellers.

(c)           Seller Benefit Plans.  The Sellers shall retain, and the Purchaser shall have no liability with respect to, the Seller Benefit Plans.

(d)           Severance.  The Purchaser shall establish and maintain for a period of not less than 12 months from the Closing Date (for the benefit of the Transferred Employees), a severance program providing to Transferred Employees who leave the employ of the Purchaser and its Affiliates at any time during the 12-month period after the Closing for any reason other than through death, disability, discharge for cause (including, but not limited to, negative results on a drug test or background check administered after the Closing) or the employee’s voluntary act, severance benefits that are at least equal to those provided under the Sellers’ applicable severance programs, copies of which have been provided to the Purchaser.  With respect to those Business Employees listed on Schedule 6.7(a)-2 who do not become Transferred Employees, the Purchaser and the Sellers agree that they will contribute equally to the payment of severance benefits (as provided under the Sellers’ applicable severance programs, copies of which have been provided to the Purchaser) that are payable to those Business Employees whose employment with the Sellers, or with any Affiliate of the Sellers, ends within six months after the Closing Date, provided, however, with respect to any such Business Employees who are re-employed by the Sellers or any Affiliate of the Sellers within six months of the end of his employment, the Sellers shall promptly return to the Purchaser the amount of severance paid to such Business Employee and borne by the Purchaser.

(e)           COBRA Coverage.  The Sellers shall be solely responsible for offering and providing any COBRA Coverage with respect to any of the Business Employees who is a “qualified beneficiary,” who is covered by a Seller Benefit Plan that is a “group health plan” and who experiences a “qualifying event” on or prior to the Closing Date for the transfer of such Business Employee.  The Purchaser shall be solely responsible for offering and providing any COBRA Coverage required with respect to any Transferred Employee (or other qualified beneficiary), who becomes covered by a group health plan sponsored or contributed to by the Purchaser, and who experiences a qualifying event subsequent to the Closing Date for the transfer of such Transferred Employee.  For purposes hereof, each of “qualified beneficiary”, “group health plan” and “qualifying event” shall have the meaning ascribed thereto in Section 4980B of the Code.

(f)            Service Credit.  For purposes of eligibility, vesting, and benefit accrual under the benefit plans of the Purchaser providing benefits to Transferred Employees, the Purchaser shall credit each such Transferred Employee with his or her years of service credited by the Sellers or their Affiliates (in accordance with the provisions of the Sellers’ or their Affiliates’ benefit plans and policies as they are in effect as of the date of this Agreement), to the same extent as the Transferred Employee was entitled immediately prior to the Closing to credit for such service under any similar benefit plan of the Sellers or their Affiliates; provided, however, that the applicable Purchaser defined benefit plan shall provide that the Transferred Employee’s accrued benefit thereunder shall be offset or reduced by such Transferred Employee’s accrued benefit under the Huntsman Defined Benefit Pension Plan (including any credit under any applicable Chevron/Texaco pension benefit) and the Huntsman Local No. 436 G-U.S.W.A.I.U. Hourly Rated Employees’ Pension Plan (as applicable) as of the Closing Date; but in no event shall a Transferred Employee’s accrued benefit under the applicable Purchaser’s plan be less than the amount determined under such plan’s benefit formula without consideration of service credited by the Sellers and their Affiliates (in accordance with the provisions of the Sellers’ or their Affiliates’ benefit plans and policies as they are in effect as of the date of this Agreement) prior to the Closing Date and without reduction for the Transferred Employee’s accrued benefit under the applicable Seller’s plan.  The benefit plans of the

Purchaser shall not deny Transferred Employees coverage or benefits on the basis of pre-existing conditions and shall credit such Transferred Employees for any deductibles and out of pocket expenses paid in the year of initial participation in the benefit plans of the Purchaser, provided such Transferred Employees elect to participate in the benefit plans of the Purchaser when first eligible to do so.  As soon as practicable, but in any event not later than 180 days after the Closing (and, with respect to any Transferred Employee who terminates employment with the Purchaser before such time, as soon as practicable following a request from the Purchaser), the Sellers shall provide the Purchaser with such information in the possession of the Sellers that the Purchaser may reasonably require to carry out its obligations under this Section 6.7(f), and shall otherwise cooperate with the Purchaser with respect to such obligations.

(g)           Retiree Health Plan.  The Sellers shall take or cause to be taken such actions with respect to its retiree health plan as necessary to provide that each Transferred Employee who (i) on the Closing Date is eligible to retire from the Sellers and receive coverage under the Sellers’ retiree health plan or (ii) would become so eligible prior to the “applicable date” if his continuous employment with the Purchaser following the Closing were deemed to be continued employment with the Sellers, shall, on his termination from the Purchaser, be eligible to elect, to the extent the Sellers then maintain a retiree health plan, to receive coverage under the Sellers’ retiree health plan as if he had retired directly from the Sellers.  The “applicable date” shall mean (A) the end of the term of the collective bargaining period in effect on the Closing, if the Transferred Employee is covered by a Labor Agreement and (B) January 31, 2009, if the Transferred Employee is not covered by a Labor Agreement.  However, nothing herein shall operate or be construed to prevent the Sellers from amending or terminating their retiree health plan at any time following the Closing, provided that (1) the Sellers, either through Sellers’ retiree health plan or otherwise, will ensure that the same coverage as described in this subsection is provided to each eligible Transferred Employee whose employment terminates by the “applicable date” at least through the “applicable date” and (2) the Sellers will not eliminate or materially adversely change, prior to the “applicable date,” the coverage provided for in the Sellers’ retiree health plan for any employees whose employment terminates prior to the Closing Date and had been covered by a Labor Agreement when employed by the Sellers.  This paragraph is not intended to be, and shall not be construed as, an amendment to the Sellers’ retiree health plan.

(h)           Information.  The Sellers shall assist the Purchaser in connection with the transfer of employment of the Business Employees, including, to the extent permitted by Law, by providing all information relating to each Business Employee as the Purchaser may reasonably require (including initial employment dates, termination dates, reemployment dates, attendance records, personnel and status records, hours of service, compensation and tax withholding history).  The Sellers shall exercise reasonable efforts to facilitate communication after the date hereof between the Purchaser and representatives of Union Employees.

(i)            WARN.  The Purchaser shall be liable for any liability under WARN or any similar state or local law for any terminations of Business Employees occurring on or after the Closing Date.

Section 6.8             Labor Matters.  The Purchaser acknowledges that one or more of the Sellers is party to the Labor Agreements.  From and after the Closing Date, the Purchaser shall recognize the applicable unions as the exclusive representative of applicable bargaining units, as defined in the Labor Agreements, and shall adopt the Labor Agreements, except as otherwise provided in any agreements between the Purchaser and the applicable unions.  If requested by the applicable union, the Purchaser shall negotiate with the applicable union in good faith regarding the package of employee benefits it provides to Union Employees.  In adopting the Labor Agreements, the Purchaser takes note of the applicable successorship provisions, which provide, subject to the union’s right to demand bargaining stated above, that a successor company shall not be required to continue the existing employee benefits provided by the Sellers, but shall be entitled to establish a package of benefits that are reasonably comparable in the aggregate, or to waive such commitment if certain provisions are met.

Section 6.9             Risk of Loss.  The risk of loss shall remain with the Sellers until the Closing, at which time such risk shall pass to the Purchaser.  In the event of any material loss, damage, impairment or confiscation of any of the Assets prior to the passage of risk of loss with respect to such Asset, the Sellers at their option shall either (i) repair, replace or restore such property as soon as practicable after such loss, damage, impairment or condemnation, or (ii) if insurance proceeds or any judgment or awards (together with any deductibles or self-retention amount paid by the Sellers) received by the Sellers would reasonably be expected to be sufficient to repair, replace or restore the property, pay such proceeds, judgment or award (together with the amount of any applicable deductibles or self-retention amount) to the Purchaser on the Closing Date for such Asset.

Section 6.10           Site Matters.

(a)           The Sellers shall provide to the Purchaser copies of their title commitments, title policies and surveys listed on Schedule 6.10(a) (the “Existing Title Information”) relating to the Conveyed Sites.  The Purchaser may obtain, at its cost, and for its and any of its lenders’ benefit, title policies (“Purchaser Title Policies”) and surveys (“Surveys”) with respect to any Conveyed Site.  The Sellers shall reasonably cooperate with the Purchaser by providing access to the Conveyed Sites, the Easements, and the Sellers’ property records for the purpose of obtaining Purchaser Title Policies and Surveys but, subject to Section 6.2 and Section 6.10(b) below, shall not be obligated to undertake any cost or obligation in connection therewith.

(b)           The Parties acknowledge and agree that (i) the Port Arthur Site will be conveyed to the Purchaser at the Closing with reservations of easements, leasehold rights, other surface use rights and rights-of-access in favor of the Sellers providing for the locating of and access to the pipelines, tanks, electrical transmission lines, other facilities and effluent streams that are described on Schedule 6.10(b)-1 as being retained by the Sellers from and after the Closing together with any pumps and other equipment associated therewith (the “Seller Retained Easements”) and (ii) the Sellers will convey, and as necessary cause their Affiliates to convey, to the Purchaser at the Closing easements to the extent necessary across lands owned by the Sellers providing for the locating of and access to the Easement Facilities described on Schedule 6.10(b)-2 (the “Additional Conveyed Easements”). From and after the date hereof until the Closing, the Sellers and the Purchaser shall cooperate in and share the out-of-pocket third-party survey costs of identifying the property covered by the Seller Retained Easements and the Additional Conveyed Easements, together with the costs of the surveys.  Such costs shall be borne 50% by the Purchaser and 50% by the Sellers.

Section 6.11           Post-Closing Access to Retained Books and Records.

(a)           It is acknowledged by the Parties that the Retained Books and Records and the books and records included in the Assets may include information relating to the business of, or otherwise be of interest to, the Party not in possession of such items and that the respective Parties should be provided reasonable access to such information after the Closing.  Accordingly, for a period of seven years after the Closing Date, each Party shall (and shall cause its Affiliates to) maintain and allow the other Party and its authorized representatives reasonable access to all Retained Books and Records relating to the Business and the books and records included in the Assets, as applicable, upon prior written notice and during normal working hours at the location where such Retained Books and Records or books and records included in the Assets, as applicable, are stored, and such other Party shall have the right, at its own expense, to make copies of such materials; provided, however, that any such access or copying shall be had or done in such a manner so as not to unreasonably interfere with the normal conduct of the Party’s business.  Notwithstanding the foregoing, the Parties may destroy the Retained Books and Records and the books and records included in the Assets in a manner consistent with their respective document retention policies.

(b)           Without limiting the Sellers’ obligations under Section 2.2, it is further acknowledged by the Parties that data or information relating to the Business, or copies thereof, may be retained in the Sellers’ paper files, electronic storage media or otherwise.  From and after the Closing Date, the Sellers will safeguard the confidentiality of any such data and information to the same extent as the Sellers safeguard the confidentiality of the Retained Books and Records.

(c)           It is further acknowledged that information technology transition matters, including the timing of, formatting for and other specifics regarding delivery of books and records included in the Assets shall be governed by the terms and provisions of the Transition Services Agreement to the extent the Transition Services Agreement specifically addresses such matters in lieu of this Section 6.11.

Section 6.12           Litigation Support.  In the event and for so long as any Party or any Affiliate thereof (or any person or entity indemnifying the Party or Affiliate) actively is contesting or defending any action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or grievance by a third party (other than a criminal action or investigation brought by a Governmental Entity) in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing (or after the Closing, if the Sellers are implicated) relating to or involving the Business, the Assets, the Business Employees, the Assumed Liabilities or the Retained Liabilities, then the other Party will reasonably cooperate with such contest or defense and will make reasonably available its personnel, records and information applicable to such matter as may be necessary in connection with prudent handling of such contest or defense; provided, however, that, unless otherwise entitled to indemnification therefor pursuant to this Agreement, the contesting or defending Party shall reimburse the other Party for the reasonable out-of-pocket costs of such efforts; provided further, however, that such other Party shall have notified the contesting or defending Party in writing prior to incurring any material amount of such costs.  This Section 6.12 is in addition to, and does not in any way limit, the rights or obligations of any Party pursuant to Article XII of this Agreement.

Section 6.13           Use of Names and Trademarks.

(a)           Except as set forth in Section 6.13(b) below, after the Closing, neither the Purchaser nor any of its Affiliates shall use or otherwise exploit any name incorporating “Huntsman” or any derivation thereof that would reasonably be expected to be confused therewith (the “Huntsman Name”), or any other tradenames, domain name, trade dress, trademark or service mark confusingly similar thereto.

(b)           As promptly as practicable but in no event later than six (6) months following the Closing Date (the “Phaseout Period”), the Purchaser shall remove or otherwise obliterate the Huntsman Name from all materials owned by the Purchaser or its Affiliates, including any buildings, vehicles, equipment, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, advertising, manuals, forms, computer software and other materials or fixed assets; provided, that the Purchaser (i) shall not be obligated to remove or otherwise obliterate the Huntsman Name (A) prior to the end of the Phaseout Period, (B) with respect to displays of the Huntsman Name on equipment (but not buildings, vehicles, signs and storage tanks) that is not reasonably likely to be seen by the public or cannot be seen by the public without unlawful entry on the applicable location of such equipment and if it is commercially unreasonable to remove or otherwise obliterate, or (C) from all books and records (but not stationery, promotional materials and advertising) and all archived materials, technical drawings, invoices and manuals; (ii) shall have the right to sell existing Inventory (on hand or in transit as of the Closing Date) and to use existing packaging, labeling, containers, supplies, advertising materials, technical data sheets and any similar materials bearing the Huntsman Name until the earlier of (A) the expiration of the Phaseout Period, and (B) the date existing stocks are exhausted; and (iii) shall have the right to use the Huntsman Name in connection with the transition of email services of the Business until three (3) months after the Closing Date.  The Purchaser shall comply with all applicable Laws and regulations and policies of the Sellers in any use of the Huntsman Name.  Compliance with the terms of this Section 6.13(b) shall be deemed compliance with the covenant not to use the Huntsman Name pursuant to Section 6.13(a) with respect to the Huntsman Name used on the Assets as of the Closing.  During any period that the Purchaser is using the Huntsman Name as provided in this Section 6.13(b), it shall take commercially reasonable steps to inform customers, suppliers and contractors that it is not part of the Sellers and is using the Huntsman Name with permission solely to facilitate the transition of the Business.  Notwithstanding anything to the contrary, the Purchaser and its Affiliates shall have no right to create any new materials containing the Huntsman Name.

Section 6.14           Post-Closing Matters.

(a)           Following the Closing, each Party shall (i) deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, to accomplish the purpose hereof or to assure to any other Party the benefits hereof, and (ii) cooperate with each other to provide an orderly transition of the Business from the Sellers to the Purchaser and to minimize the disruption to the Business resulting from the transactions contemplated hereby.

(b)           Following the Closing, upon the request of any Seller, the Purchaser will, and will cause the Transferred Employees or their replacement to reasonably cooperate with the Sellers in connection with the Sellers’ prosecution of any insurance claim or other matter that constitutes or relates to (i) any Excluded Asset or (ii) any claim related to the existing LOU Facility damage or any damage suffered by the Business related to Hurricane Rita, and such Seller shall reimburse the Purchaser for its reasonable out-of-pocket costs of such efforts; provided, that the Sellers agree that the Purchaser’s obligations to provide any such assistance by the Transferred Employees or their replacement shall not unreasonably interfere with the performance of the normal duties of such Transferred Employees or their replacements.

(c)           For a 180-day period following the Closing, each Seller will, and will cause its Affiliates to refer all customer and supplier inquiries relating to the Business to the Purchaser, except to the extent the Sellers or their Affiliates otherwise have access to products requested by customers.

(d)           Following the Closing, the Purchaser shall:

(i)            use commercially reasonable efforts to cause the LOU Facility to produce an aggregate of at least 83,500,000 pounds of ethylene over a period of 30 consecutive days as soon as practicable after the Closing Date (and use commercially reasonable efforts to accomplish such production on or before December 24, 2008);

(ii)           provide to Huntsman Petrochemical daily reports regarding the total volume of production of ethylene from the LOU Facility until the earlier of (A) such time as Huntsman Petrochemical notifies the Purchaser that such reports are no longer required because the test described in Section 6.14(d)(i) has been satisfied and (B) December 29, 2008; and

(iii)          cause its Affiliates to, provide such information to Huntsman Petrochemical as is reasonably required by Huntsman Petrochemical relating to the LOU Facility, including allowing Huntsman Petrochemical and Texas Petrochemicals LP the right to audit the books and records of the Purchaser and its Affiliates to the extent relating to the production of ethylene from the LOU Facility from and after the Closing.

Section 6.15           [Reserved].

Section 6.16           Information Technology Matters/Filings Notices.

(a)           The Sellers shall provide to the Purchaser promptly after the Closing a copy of the Transferred Computer Data in the electronic form identified on Schedule 6.16(a).  The format and the applicable time periods for the Transferred Computer Data are also set forth on Schedule 6.16(a).

(b)           During the period commencing on the date hereof and ending on the Closing Date, the Sellers, upon the Purchaser’s reasonable request, shall use commercially reasonable efforts to assist the Purchaser’s efforts to acquire its own software licenses for the software applications set forth on Schedule 6.16(b)(i), and shall use commercially reasonable efforts to obtain consent from the applicable software licensor under the software license agreements set forth on Schedule 6.16(b)(ii) to transfer divisibly to the Purchaser any seats under such software license agreements currently used with the Business.

(c)           The Purchaser shall defend and indemnify the Seller Indemnified Parties from and against all Losses resulting from or arising out of third-party claims regarding any and all software that is resident on the Transferred Information Technology Hardware and is or was licensed to any of the Sellers under the Excluded Software License Agreements that remains on the Transferred Information Technology Hardware at Closing and that is recovered by the Purchaser.

(d)           Between the date hereof and the Closing Date, the Sellers agree to notify the Purchaser on a biweekly basis of any new filings, payments or similar actions: (i) that must be taken in the United States prior to October 1, 2007 with respect to any of the Business Intellectual Property required to be set forth on Schedule 4.18(a); and (b) for which notice of such filing, payment, or similar action has been received by the Sellers.

Section 6.17           Non-Competition; Non-Solicitation; Confidentiality.

(a)           For a period from the Closing Date until the third (3rd) anniversary of the Closing Date, the Sellers shall not and shall cause their Affiliates not to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or Control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in activities and operations involving the development, formulation, testing, technical service, production, manufacturing, marketing, selling or trading of polyethylene, polypropylene, ethylene, propylene, expandable polystyrene, and cyclohexane in North America or that otherwise competes with the Business (a “Restricted Business”); provided, however, that the restrictions contained in this Section 6.17(a) shall not restrict (i) the acquisition by the Sellers, directly or indirectly, of less than two percent (2%) of the outstanding capital stock of any publicly traded company engaged in a Restricted Business, (ii) the acquisition by the Sellers of an interest in another Person (or its successor) engaged in a Restricted Business, if such Restricted Business generates less than 25% of such Person’s (or its successor’s)

aggregate revenues, or to the extent such Restricted Business generates in excess of 25% of such Person’s (or its successor’s) aggregate revenues, if the Sellers cause the acquired Person (or its successor) to divest itself (i.e., sale to an unaffiliated third party) of the Restricted Business as soon as is reasonably practicable, but in any event not later than one (1) year, after such acquisition is consummated, (iii) activities necessary to permit the performance of any Commercial Agreement, or (iv) the continued operation by the Sellers of the Excluded Businesses.

(b)           For a period from the date hereof until the eighteen-month anniversary of the Closing Date, the Sellers shall not and shall cause their directors, officers, employees and Affiliates not to:  (i) cause, solicit, induce or encourage any Business Employee or Transferred Employee to cease being employed in the Business as conducted with the Assets, or hire, employ or otherwise engage any such individual in any other business; or (ii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Business (including any existing or former customer of the Sellers and any Person that becomes a client or customer of the Business after the Closing) or any other Person who has a material business relationship with the Business, to terminate or modify any such actual or prospective relationship; provided, however, solely with respect to the Existing Mansonville Business, so long as the Sellers have complied with their obligations set forth in the EPS Exchange and Licensing Agreement, the Sellers shall not be restricted by the provisions of clause (ii).  Except as otherwise provided in Section 6.7, for a period from the date hereof until the eighteen-month anniversary of the Closing Date, the Purchaser shall not and shall cause its directors, officers, employees and subsidiaries not to:  (i) cause, solicit, induce or encourage any employee of the Sellers other than the Business Employees pursuant to Section 6.7, to leave such employment or hire, employ or otherwise engage any such individual.  Nothing contained in this Section 6.17(b) shall prohibit the Sellers or the Purchaser from employing any person as a result of a general solicitation to the public or general advertising.

(c)           From and after the Closing Date, except as permitted by the Cross License Agreement, the Sellers shall not and shall cause their Affiliates and their respective officers, and directors not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of the Purchaser or use or otherwise exploit for its own benefit or for the benefit of anyone other than the Purchaser, any Business Intellectual Property that comprises trade secrets or confidential information owned by the Sellers.  The Sellers and their officers, directors and Affiliates shall not have any obligation to keep confidential any such Business Intellectual Property that comprises trade secrets or confidential information owned by the Sellers if and to the extent disclosure thereof is specifically required by Law; provided, however, that in the event disclosure is required by applicable Law, the Sellers shall, to the extent reasonably possible, provide the Purchaser with prompt notice of such requirement prior to making any disclosure so that the Purchaser may seek an appropriate protective order.

(d)           The covenants and undertakings contained in this Section 6.17 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.17 will cause irreparable injury to each non-defaulting Party, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at law for any breach of this Section 6.17 will be inadequate.  Therefore, any Party will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.17 without the necessity of proving actual damages or posting any bond whatsoever.  The rights and remedies provided by this Section 6.17 are cumulative and in addition to any other rights and remedies which the Parties may have hereunder or at Law or in equity.

Section 6.18           Receivables and Payables.  After the Closing, the Sellers shall use commercially reasonable efforts to timely pay all Payables as they become due.  In the event that there is a dispute as to the amount, time of payment, or any other issue in connection with a Receivable or Payable after the Closing, the Sellers shall notify the Purchaser of such dispute in a timely manner and prior to the commencement of any collection proceeding by the Sellers and the Purchaser shall use its commercially reasonable efforts to cooperate with the Sellers to resolve such dispute to the Sellers’ reasonable satisfaction.

Section 6.19           Customer Access.  During the period commencing on the date hereof and ending on the Closing Date, the Sellers shall use commercially reasonable efforts to arrange for the Purchaser to meet or otherwise communicate with any customer of the Business.  Without the prior consent of the Sellers, the Purchaser shall not arrange any such meetings itself or make any contact with such Persons for the purpose of discussing the Business or any Assumed Contract; provided, however, nothing herein shall preclude the Purchaser from having contact of any nature with any such Person for any other purpose, including to discuss existing business that the Purchaser may have with any such Person or potential future business not related to the Business.  One or more employees or representatives of the Sellers may accompany the Purchaser’s representative to such meetings (other than those described in the proviso to the preceding sentence) and may participate with the Purchaser’s representative in any related discussions.  Satisfaction by the Purchaser with the results of any such meeting or discussions with any such Person in respect of the Business shall not be a condition precedent to its obligations to close the transactions contemplated hereunder.  Notwithstanding the foregoing provisions, the foregoing activities shall only be permitted to the extent permitted by applicable Law.

Section 6.20           Fenceline Monitoring at Port Arthur Site.  Huntsman Petrochemical is subject to an Agreed Final Judgment (“Agreed Judgment”) in the case of State of Texas v. Huntsman Petrochemical Corporation, No. GV301473 (D.Ct. Travis County, Texas), pursuant to which Huntsman Petrochemical, under the terms of a Supplemental Environmental Project, is obligated to monitor and report airborne concentrations of certain chemicals along the fenceline of the Port Arthur Site.  If Huntsman Petrochemical has not completed its obligations pursuant to the Agreed Judgment prior to the Closing Date, the Purchaser shall cooperate with Huntsman Petrochemical in arranging for completion of those activities required by the Agreed Judgment that have not been completed to the satisfaction of the State of Texas.  Without limiting the foregoing, the Purchaser shall (a) provide electricity to and security for the fenceline monitoring system, (b) provide Huntsman Petrochemical and its contractor with access to the fenceline monitoring system and restrict the access of other Persons to the fenceline monitoring system,

(c) notify Huntsman Petrochemical of any tampering the Purchaser discovers or becomes aware of with respect to the fenceline monitoring system, including any unauthorized attempts to access any part of the fenceline monitoring system by anyone other than personnel authorized in writing by Huntsman Petrochemical, (d) respond to all reasonable requests from Huntsman Petrochemical or the Texas Commission on Environmental Quality for information relating to the fenceline monitoring program or the Agreed Judgment, and (e) not take any action that would interfere with, damage, or disturb the fenceline monitoring system or otherwise take any action to impair its functionality during the period that the Agreed Judgment is in effect.  Following completion of the actions required by the Agreed Judgment, whether such actions are completed before or after Closing, Huntsman Petrochemical shall, at the later of (i) the Closing or (ii) the date such actions are completed, convey title to and responsibility for the equipment to the Purchaser (at no cost to the Purchaser), or, at the Purchaser’s election, Huntsman Petrochemical shall remove any or all equipment used in connection with the monitoring program.

Section 6.21           Port Arthur Performance Test; LOU Facility.  The Sellers will use commercially reasonable efforts to complete the rebuild work on the LOU Facility and satisfy the Performance Test as promptly as practicable.  If the Purchaser demonstrates (as validated by an independent engineer) that the LOU Facility is not capable of operating on a sustained basis at rates that are 99% or more of its average production rates during the 2004 calendar year and such failure is as a result of any defect in the engineering or in the workmanship or materials with respect to the rebuild of the LOU Facility that has appeared within one year of the Closing Date, then the Sellers shall reimburse the Purchaser or its Affiliates for all payments made to contractors to repair such defect, whether such repairs are covered by third party warranties or not.  The reimbursement obligation in the foregoing sentence shall be limited by the following:  (i) the Purchaser shall first pursue, and shall cause its Affiliates to pursue, by all commercially reasonable means short of litigation, all claims and rights with respect to any warranty claims under the Rebuild Agreements; and, (ii) the Sellers’ aggregate reimbursement obligation shall be limited to $15,000,000 and shall be reduced by any amounts recovered by the Purchaser from contractors under the Rebuild Agreements.  The Purchaser agrees not to amend any of the terms of the Rebuild Agreements in any manner that reduces the scope of the warranties available under such Rebuild Agreements.  The Purchaser agrees to assign all its rights and claims against contractors with respect to amounts paid or reimbursed by the Sellers.  The Sellers shall make reimbursement required under this Section 6.21 within thirty (30) days of invoice by the Purchaser or its Affiliates.

Section 6.22           Other Property.

(a)           Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall have the option to exclude the Longview Owned Site from the Assets, in which case the Longview Owned Site shall be an Excluded Asset for all purposes set forth herein.  The Purchaser’s option to exclude the Longview Owned Site shall expire on the date which is thirty (30) days from the date hereof and may be exercised by providing notice to the Sellers before the end of such 30-day period.

(b)           The Purchaser shall have the option to purchase the real property identified on the map attached as Schedule 6.22(b).  The Purchaser’s option shall expire on the date which is thirty (30) days from the date hereof and may be exercised by providing notice to the Sellers before the end of such 30-day period.  If the Purchaser exercises such option, at the Closing the applicable Seller shall convey all of its right, title and interest in and to such real property pursuant to a deed containing a special warranty of title and without representation, warranty or indemnity under this Agreement except for the representation and warranty set forth in Section 4.4(e).

ARTICLE VII

TAX MATTERS

Section 7.1             Allocation of Purchase Price.  Attached as Schedule 7.1 is an allocation of the Purchase Price and the Assumed Liabilities among the Assets.  Schedule 7.1 is intended to be consistent with the requirements of Sections 1060 and regulations promulgated thereunder (the “Allocation Statement”).  The Purchaser and the Sellers shall cooperate with one another in good faith to make any needed modifications to the Allocation Statement to reflect any adjustments to or final determination of the amount of the Assumed Liabilities or the value of the Inventory, and subject to such modifications the Sellers and the Purchaser agree to file all Tax Returns (including filing Internal Revenue Service Form 8594) consistent with the Allocation Statement.

Section 7.2             Transfer Taxes.  Any sales, use or transfer Taxes or recording fees payable as a result of the transactions contemplated by this Agreement shall be borne equally by the Purchaser and the Sellers.  The Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications and other documents regarding transfer Taxes and all transfer, recording, registration and other fees that become payable in connection with the transactions contemplated hereby that are required or permitted to be filed at or prior to the Closing.  The Sellers and the Purchaser shall use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any sales, use or transfer Taxes with respect to the transactions contemplated by this Agreement.

Section 7.3             Certificate of Non-Foreign Status.  At the Closing, each Seller (other than Huntsman Canada) shall deliver to the Purchaser a certificate of non-foreign status of such Seller which meets the requirements of Treasury Regulation Section 1.1445-2(b)(2).

ARTICLE VIII

ENVIRONMENTAL MATTERS

Section 8.1             Environmental Indemnification by the Sellers.

(a)           Subject to the provisions of this Article VIII, from and after the Closing Date the Sellers shall, jointly and severally, indemnify and hold harmless the Purchaser Indemnified Parties from and against, and shall reimburse the Purchaser Indemnified Parties for, all Losses that the Purchaser Indemnified Parties incur resulting from or arising out of the following (collectively, “Seller Environmental Liabilities”):

(i)            any Indemnifiable Assumed Liabilities;

(ii)           any Longview Environmental Contamination;

(iii)          any Peru Environmental Contamination;

(iv)          any Off-Site Disposal Activities;

(v)           any breach of the Sellers’ representations and warranties set forth in Section 4.17 (“Environmental Rep Breaches”); and

(vi)          any breach of the Sellers’ obligations in this Article VIII.

(b)           In the event that a Purchaser Indemnified Party becomes aware of any claim, suit, action, litigation, arbitration, audit, hearing, investigation, inquiry or other proceeding by a Governmental Entity or other Person or other occurrence that may potentially result in indemnification for any Seller Environmental Liabilities or in Losses in excess of $25,000 that would count towards the Environmental Deductible, the Purchaser Indemnified Party shall, as soon as reasonably practicable after becoming aware of such occurrence, notify the Sellers in writing of such occurrence (a “Purchaser Environmental Indemnity Claim”).  The failure by the Purchaser to timely provide such notice shall not affect the right of the Purchaser to indemnification pursuant to this Article VIII, except to the extent the Sellers are prejudiced by any failure by the Purchaser to provide sufficient and timely notice of the occurrence and the Purchaser’s proposed response.

(c)           In the event of an indemnity claim by either Party involving Remediation, for which either Party is entitled to indemnification pursuant to this Article VIII, the Managing Party shall have the right, but not the obligation, to manage all matters arising out of, and perform all Remediation and other corrective actions, resulting from or relating to such Remediation as follows:

(i)            The Managing Party shall manage all matters, and perform all Remediation and other corrective actions, arising out of, resulting from or relating to, such Remediation, but shall provide Meaningful Participation Rights to the other Party.  Such management may include the conduct of and final decision-making regarding all studies, monitoring, and remedial activities, and any and all other activities for the purpose of investigating, remedying, settling or otherwise addressing the Remediation, and shall include the right and responsibility for dealing with all Governmental Entities concerning the Remediation.

(ii)           In the event that any Seller is the Managing Party conducting Remediation on a Site, Easement, or Facility owned or operated by the Purchaser, such Seller shall use all commercially reasonable measures to minimize interference with the Purchaser’s operation of the Business in connection with its management of or other activities associated with the Remediation, and shall not interfere with the Purchaser’s operation of the Business without the Purchaser’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).  The Sellers also shall take all commercially reasonable measures to ensure that the Sellers and their respective agents and representatives follow the

Purchaser’s reasonable safety and operational procedures, and do not create or increase an enforcement risk for the Purchaser associated with its operations.  The Sellers’ activities with regard to the Remediation shall be subject to reasonable limitations on access to the Sites or Easements, giving due consideration for the nature of the activity, the urgency of or immediate need for action, site security requirements, standard site operating procedures, and any specific requirements of a Governmental Entity.

(iii)          The Managing Party, upon the request of the other Party, shall retain counsel chosen by the other Party to represent the other Party in connection with the Remediation, and the Managing Party shall pay the fees and expenses of any such counsel, provided, that counsel selected by the other Party shall be reasonably acceptable to the Managing Party, such acceptance not to be unreasonably withheld, conditioned or delayed.

(iv)          The Party that is not the Managing Party will cooperate with and assist, and shall not interfere with, the Managing Party’s management, performance, decision-making or negotiations with respect to the Remediation, subject to the Meaningful Participation Rights of the Party that is not the Managing Party.  Notwithstanding the foregoing, nothing in this Section 8.1(c) shall limit or restrict either Party’s ability to report or disclose information to Governmental Entities or other third parties that such Party reasonably believes is required to be disclosed under applicable Laws, or to take such actions as may be necessary to comply with applicable Laws.

(v)           The Managing Party shall be responsible for securing at its own cost and expense all Environmental Permits and other Licenses (including any that may be in the other Party’s name) required in connection with the Remediation, and the Party that is not the Managing Party shall cooperate and join with the Managing Party to procure such approvals, including joining in and executing any necessary permit applications and supplying documentation or witnesses reasonably required therefor.

(vi)          The Managing Party’s obligations with respect to the Remediation shall include all actions necessary or appropriate to resolve such claims in a manner sufficient to (1) obtain a “no further action” letter or similar document, or other evidence of approval from the relevant Governmental Entity, or (2) if the relevant Governmental Entity does not issue a “no further action” letter or similar document or approval, or the claim is not of the character that would result in the issuance of such a letter, document or approval, then bring the operation or condition that is the subject of the Remediation into compliance with all applicable Environmental Laws.

(d)           The Sellers shall not be obligated to indemnify and hold harmless the Purchaser Indemnified Parties from and against Losses resulting from, based upon or arising out of Seller Environmental Liabilities of the type described in Sections 8.1(a)(i)–(iii) and (v) involving Remediation, except to the extent that such Remediation is:

(x) undertaken (A) to satisfy the terms of an official order or directive issued by a Governmental Entity pursuant to any Environmental Law, or (B) to satisfy a payment obligation to a third party for Remediation; and (y) not incurred by the Purchaser Indemnified Parties as a result of any instigation, encouragement, action, failure or change of the types set forth in items (1)–(8) set forth below:

(1)           any investigation, claim or proceeding initiated or instituted by any Governmental Entity or any other Person that is instigated or encouraged, directly or indirectly, by a Purchaser Indemnified Party, unless such claim or proceeding arose out of the submission of a report to a Governmental Entity that was required by applicable Law;

(2)           any sampling or other investigation of environmental conditions at any of the Sites or the Easements, except for those investigations required to be performed pursuant to applicable Environmental Laws or pursuant to the order or directive of any Governmental Entity and except to the extent provided in subsection 8.1(e);

(3)           any demolition of existing structures or development of new structures at the Sites or the Easements requiring removal or disturbance of soil beneath the ground surface, except to the extent provided in subsection 8.1(e);

(4)           any post-Closing change in use of any of the Sites or Facilities to anything other than industrial, manufacturing, or chemical industry uses (provided, however, that the shutdown of use of a Facility shall not be deemed a change of use hereunder so long as public access to the Site or Facility remains restricted in a manner consistent with ongoing industrial, manufacturing or chemical industry uses);

(5)           the failure of any Purchaser Indemnified Party to cooperate with the Sellers in a commercially reasonable manner in addressing such Losses, to the extent such failure to cooperate in a commercially reasonable manner is the proximate cause of any increase in or exacerbation of such Losses;

(6)           any of the activities set forth in items (1), (2), (3) and (5) above by any Purchaser Indemnified Party on any property adjacent to the Sites or Easements, whether before or after the Closing;

(7)           any change in Environmental Laws after the Closing;

(8)           any failure of the Purchaser to comply with any environmental restrictions, limitations, or requirements set forth on Schedule 8.1(d).

With respect to Losses incurred in connection with or arising out of any Remediation requirement, the Sellers shall be obligated to indemnify and hold harmless the Purchaser Indemnified Parties only to the extent of the least cost remedy allowed under Environmental Laws applicable to the Sites and Facilities that is consistent with the ongoing use of the Sites and Facilities for chemical manufacturing purposes, such as (for example only) recording deed notices or restrictive covenants in lieu of performing soil or groundwater remediation.

(e)           Unknown On-Site Environmental Contamination discovered by the Purchaser Indemnified Parties during any of the following activities shall constitute the sole exceptions to the limitations set forth in subsections 8.1(d)(2) and (3) above:

(i)            The voluntary installation of perimeter monitoring wells near the outside boundaries of any of the Odessa Site, the Marysville Site or the Longview Owned Site in a manner consistent with subsection 8.1(f);

(ii)           routine maintenance of existing facilities;

(iii)          demolition of all or any portion of the existing facilities and related utilities down to ground surface (but not below ground surface unless necessary to properly isolate the underground structure from the operating portions of the facility) in a manner consistent with subsection 8.1(f);

(iv)          construction of new facilities or modification of existing facilities (but not environmental sampling facilities other than the perimeter monitoring wells covered by subsection 8.1(e)(i)) in a manner consistent with subsection 8.1(f); and

(v)           activities required by applicable Laws or by a Governmental Entity pursuant to Environmental Laws in effect at Closing.

(f)            The exceptions set forth in subsections 8.1(e)(i), (iii) and (iv) above shall be effective only if the Purchaser Indemnified Parties satisfy the following conditions:

(i)            the Purchaser shall provide written notice to the Sellers at least forty-five (45) days prior to initiation of any installation, demolition or construction activities;

(ii)           the written notice shall specify in reasonable detail the nature and extent of the proposed activity and its location on the Site, with information sufficient to enable the Sellers reasonably to evaluate the extent and nature of the contemplated disturbance of the property;.

(iii)          the Sellers shall have thirty (30) days in which to provide the Purchaser with comments and suggestions on the proposed activity;

(iv)          the Purchaser shall take into account and, where commercially reasonable, accommodate the Sellers’ comments and suggestions regarding the project.

(g)           Any Release of Hazardous Material, or other contamination or environmental condition, at, on, or under the Sites that is confirmed or discovered by the Purchaser within one (1) year after the Closing Date shall be presumed to be Unknown On-Site Environmental Contamination covered by the Sellers’ indemnification obligations in Section 8.1; provided, however, such presumption shall be a rebuttable presumption which may be challenged by the Sellers through the introduction of evidence of any post-Closing Releases of Hazardous Material or other post-Closing activities that may have caused or contributed to the Environmental Contamination.  A Release of Hazardous Material or other contamination or environmental condition that is confirmed or discovered by the Purchaser more than one (1) year after the Closing Date also may be Unknown On-Site Environmental Contamination but there shall be no presumption and the burden of proof with respect to any such matter shall be established by applicable Law.

(h)           To the extent there is an Environmental Rep Breach that results in Losses (other than Losses associated with Remediation) with respect to which the Sellers are obligated to indemnify and hold harmless the Purchaser Indemnified Parties pursuant to this Article VIII, the Purchaser shall have the right to manage and control any and all contact with any Governmental Entity arising out of such Environmental Rep Breach, and any such Purchaser Environmental Indemnity Claim shall not be subject to the limitations set forth in Sections 8.1(c) – (g); provided, however, the Sellers shall be obligated to indemnify and hold harmless the Purchaser Indemnified Parties only to the extent of the least cost remedy allowed under Environmental Laws applicable to the Sites and Facilities that is consistent with the ongoing use of the Sites and Facilities for industrial or chemical manufacturing purposes.

Section 8.2             Environmental Indemnification by the Purchaser.

(a)           Subject to the provisions of this Article VIII, from and after the Closing Date the Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from and against, and shall reimburse the Seller Indemnified Parties for all Losses that the Seller Indemnified Parties incur resulting from or arising out of (i) Remediation of any and all Known On-Site Environmental Contamination and all Known Off-Site Migrated Environmental Contamination, except to the extent that there is a Material Increase in Known On-Site Environmental Contamination, and (ii) Indemnifiable Assumed Liabilities or any Environmental Rep Breaches to the extent the Sellers are not liable for such matters based upon the limitations set forth in Section 8.6.

(b)           In the event that a Seller Indemnified Party becomes aware of any claim, suit, action, litigation, arbitration, audit, hearing, investigation, inquiry or other proceeding by a Governmental Entity or other Person or other occurrence that may potentially result in indemnification pursuant to this Section 8.2 (a “Seller Environmental Indemnity Claim”), the Seller Indemnified Party shall, as soon as reasonably practicable after becoming aware of such occurrence, notify the Purchaser in writing of such Seller Environmental Indemnity Claim.  The failure by any Seller to timely provide such notice shall not affect the right of the Sellers to indemnification pursuant to this Article VIII, except to the extent the Purchaser is prejudiced by such delay or omission.

(c)           In the event that a Seller Indemnified Party makes a Seller Environmental Indemnity Claim for which it is entitled to indemnification pursuant to this Section 8.2, the Purchaser shall have the right, but not the obligation, to manage all matters arising out of, resulting from or relating to such Seller Environmental Indemnity Claim.  To this end, the Purchaser shall, within thirty (30) days after the notice described in Section 8.2(b) has been given, notify the Sellers of its intent to manage such Seller Environmental Indemnity Claim.  In the event the Purchaser exercises this management option and provides such notice to the Sellers, then the Purchaser shall manage such claim in accordance with the provisions of Section 8.1(h), and shall provide Meaningful Participation Rights to the Sellers at all times.  In the event the Purchaser fails or refuses to exercise this management option and provide such notice to the Sellers, then the Sellers shall manage such claim in accordance with the provisions of Section 8.1(c), and shall provide Meaningful Participation Rights to the Purchaser at all times.

Section 8.3             Environmental Covenants of the Sellers.

(a)           The Sellers will, and will cause their Affiliates to, (i) prepare complete and accurate notices and reports required under Environmental Laws and Environmental Permits with regard to the Assets and the Business to the extent such notices and reports relate to periods during which the Assets and the Business were owned or operated by the Sellers; (ii) provide copies of all such notices and reports to the Purchaser as soon as practical; (iii) sign and, if required by applicable Law, certify all such notices and reports, in each case after a reasonable inquiry with regard to the information contained in such notices and reports; and (iv) file all such notices and reports with the appropriate Governmental Entity or other third party no later than the date on which such reports or notices are required to be filed.  The Sellers will use commercially reasonable efforts to complete all of the foregoing actions prior to the Closing Date, but if such actions are not required to be completed prior to the Closing Date, then the Sellers shall complete after the Closing Date any actions that are not required to be completed prior to the Closing Date and the Purchaser shall provide to the Sellers access to any records or other information reasonably requested to enable the Sellers to prepare such notices and reports.

(b)           The Sellers will, between the date of this Agreement and Closing, prepare updated surveys for asbestos containing materials at each of the Facilities, and shall provide such updated surveys to the Purchaser on or prior to the Closing Date.  The Sellers shall also cause the data described in Section 4.17(l) to be transferred to the Purchaser as of the Closing Date.

Section 8.4             Environmental Covenants of the Purchaser.

(a)           The Purchaser shall perform Remediation of all Known On-Site Environmental Contamination and all Known Off-Site Migrated Environmental Contamination as may be required by Environmental Law.

(b)           The Purchaser shall pay the costs associated with the Indemnifiable Assumed Liabilities and Environmental Rep Breaches to the extent such costs fall outside the scope of the Sellers’ indemnity obligations for the Indemnifiable Assumed Liabilities and Environmental Rep Breaches based upon the limitations set forth in Section 8.6.

Section 8.5             Other Environmental Matters.  Notwithstanding the limitations set forth in Section 6.2, the Purchaser and its agents and representatives shall have the right, during the period commencing on the date hereof through the Closing Date, to contact relevant Governmental Entities and discuss the environmental performance of and other environmental matters with regard to the Business and the Assets, as part of the Purchaser’s diligence activities.  In connection with the foregoing, the Sellers shall be notified in advance of any such contacts by the Purchaser and shall be provided with an unrestricted right to participate in all such discussions with Governmental Entities unless either (i) the Sellers do not make themselves available for such discussions in a reasonably timely manner; or (ii) a Governmental Entity requests an ex parte meeting with the Purchaser.

Section 8.6             Limitations on Liability of the Sellers.

(a)           Subject to Section 8.6(d) below, the Sellers shall have no liability under this Article VIII arising out of or relating to any Losses incurred by the Purchaser Indemnified Parties for any Indemnifiable Assumed Liabilities or any Environmental Rep Breaches except if the aggregate Losses incurred by the Purchaser Indemnified Parties hereunder with respect thereto exceed $15,000,000 (the “Environmental Deductible”) (and then, only to the extent such aggregate Losses exceed $15,000,000).

(b)           Once the Purchaser Indemnified Parties have suffered total Losses for Indemnifiable Assumed Liabilities and Environmental Rep Breaches in excess of the amount specified in Section 8.6(a), the Sellers shall have no liability under this Article VIII arising out of or relating to any Indemnifiable Assumed Liability or any Environmental Rep Breach that results in Losses of less than $25,000.

(c)           In no event shall the Sellers’ aggregate liability arising out of or relating to Losses for Indemnifiable Assumed Liabilities and Environmental Rep Breaches incurred by the Purchaser Indemnified Parties exceed $150,000,000 (the “Environmental Cap”).

(d)           At the time that any Purchaser Indemnified Party makes any Purchaser Environmental Indemnity Claim that arises out of or is related to Losses incurred by the Purchaser Indemnified Parties for any Indemnifiable Assumed Liabilities or any Environmental Rep Breaches that may reasonably be expected to be covered by Novacor’s indemnification obligations under the Novacor Agreement, the Sellers agree that at the Purchaser’s sole cost and expense, the Sellers shall bring a claim for indemnification against Novacor with respect to such Purchaser Environmental Indemnity Claim and pursue such claim against Novacor in good faith.  If the Sellers receive any proceeds from Novacor as a result of pursuing such claim, the Sellers shall deliver such proceeds to the Purchaser, and no Losses will be attributed to the Environmental Deductible to the extent of such proceeds.  If the Sellers do not receive any proceeds from Novacor as a result of such claim, the Losses incurred by the Purchaser Indemnified Parties associated with such Purchaser Environmental Indemnity Claim shall apply to the Environmental Deductible.

(e)           Any Losses incurred by the Purchaser Indemnified Parties related to Off-Site Disposal Activities shall be subject to the limitations set forth in Section 12.2(c) related to Other Retained Liabilities.

(f)            The Sellers shall have no liability under this Article VIII resulting from or arising out of any Losses incurred by the Purchaser Indemnified Parties for any Indemnifiable Assumed Liabilities for which a Purchaser Environmental Indemnity Claim is made by any Purchaser Indemnified Party after the tenth (10th) anniversary of the Closing Date.

Section 8.7             Mitigation.  Notwithstanding anything to the contrary herein, the Parties shall have a duty to use commercially reasonable efforts to mitigate any prospective or actual Losses arising out of or relating to this Agreement or the transactions contemplated hereby. In futherance, and not in limitation of the foregoing, the Purchaser agrees that whenever it brings a Purchaser Environmental Indemnity Claim with respect to Longview Environmental Contamination or Environmental Rep Breaches (with respect to remediation) against the Sellers, it will also bring a claim against Eastman Chemical Company pursuant to the Longview Lease and whenever it brings a Purchaser Environmental Indemnity Claim with respect to any Assumed Environmental Liabilities or any Environmental Rep Breaches (with respect to remediation) relating to the Port Arthur Site, it will also bring a claim against the Texaco Parties pursuant to the Assigned Indemnity.

ARTICLE IX

CONDITIONS TO CLOSING

Section 9.1             Conditions to Each Party’s Obligations.  The respective obligations of each Party to effect the transactions contemplated hereby to occur at the Closing shall be subject to the satisfaction of the following conditions, any or all of which may be waived by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)           Injunction. There shall be in effect no injunction, order or decree of any nature issued by any Governmental Entity of competent jurisdiction that restrains or prohibits in any material respect consummation of the transactions contemplated hereby, and no proceeding or lawsuit shall have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, order or decree, and no written notice shall have been received from any Governmental Entity indicating an intent (A) to restrain, prevent, materially delay or restructure the transactions contemplated hereby, in each case where the Closing would (or would be reasonably likely to) result in a material fine or penalty payable by the Purchaser or any of its Affiliates or (B) to impose any material restraint or restriction on the Purchaser’s operation of the Business following the Closing.

(b)           HSR Act.  The waiting period under the HSR Act applicable to the transactions contemplated hereby shall have expired or been terminated.

(c)           Governmental Consents.  All consents, approvals, orders or authorizations of, or registrations, declarations or filings with, Governmental Entities set forth in Schedule 9.1(c) shall have been obtained or made.

Section 9.2             Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated hereby to occur at the Closing shall be further subject to the satisfaction of the following conditions, any or all of which may be waived by the Purchaser, in whole or in part, to the extent permitted by applicable Law:

(a)           Representations and Warranties.  The representations and warranties of the Sellers set forth in Article IV, which representations shall be deemed for purposes of this Section 9.2(a) not to include any qualification or limitation with respect to materiality (whether by reference to “material,” “materially,” “Material Adverse Effect,” or otherwise), shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent any representation or warranty speaks as of a specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect.

(b)           Performance of Obligations of the Sellers.  The Sellers shall have performed or complied with all covenants and agreements required to be performed or complied with by each of them hereunder at or prior to the Closing in all material respects.

(c)           Certificates.  Huntsman shall have delivered to the Purchaser a certificate signed by an executive officer of Huntsman as to compliance with the conditions set forth in Sections 9.2(a), (b), and (f).

(d)           Consents.  The Required Consents set forth on Schedule 9.2(d) shall have been obtained and shall be in full force and effect; provided, however, that with respect to either of the licenses set forth as items 3.6.1.3 and 3.6.1.11 on Schedule 9.2(d), the receipt of the Required Consent relating thereto shall only be a condition to the extent it is reasonably determined by the Purchaser after due inquiry that such license is necessary for the operation of the Business.

(e)           Licenses.  The Transfer Licenses, Transferable Licenses and New Licenses set forth on Schedule 9.2(e) shall have been obtained and shall be in full force and effect.

(f)            No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect and no circumstance shall exist that would reasonably be expected to result in a Material Adverse Effect.

(g)           Surveys, Title Commitments, Title Insurance.  The Purchaser shall have received the Surveys and the pro-forma Purchaser Title Policies for the Conveyed Sites, as contemplated by Section 6.10, reflecting in each of the Conveyed Sites, title in the Purchaser, consistent with the representations set forth in Section 4.4.

(h)           Commercial Agreements.  The relevant Seller shall have executed and delivered (or where applicable, shall have caused its Affiliate to have executed and delivered) to the Purchaser each of the Commercial Agreements related to the Business to which it is intended to be a party.

(i)            Peru Site Lease.  The relevant Seller shall have executed and delivered (or where applicable, shall have caused its Affiliate to have executed and delivered) to the Purchaser the Peru Site Lease.

(j)            Ancillary Documents and Actions.  The Sellers shall have delivered, or caused to be delivered, to the Purchaser the following:

(i)            executed conveyance documents (which shall contain special warranties of title) including deeds, bills of sale, instruments of assignment, certificates of title and other conveyance documents (the “Conveyance Documents”), dated as of the Closing Date, transferring to the Purchaser, except as provided in Section 6.5, all of the Conveyed Sites and the Easements and the applicable Seller’s rights, titles and interests in and to (A) the rights-of-way, easements and other appurtenances (including any prescriptive rights) related thereto and (B) the other Assets (the conveyance document for the Easement Facilities and the Easements shall be in substantially the form attached hereto as Exhibit T);

(ii)           documents evidencing the assignment, except as provided in Section 6.5, of the Assumed Contracts, the Transferred Software License Agreements, and the assignment of the assignable Licenses (including Environmental Permits related to the Assets), including one or more assignment and assumption agreements consistent with the terms of this Agreement in a form reasonably satisfactory to the Parties (the “Assignment and Assumption Agreement”);

(iii)          a non-foreign affidavit of each of the Sellers (other than Huntsman Canada) dated as of the Closing Date in form and substance required under Treasury regulations issued pursuant to Code Section 1445, stating that such Seller is not a “foreign person” as defined in Code Section 1445;

(iv)          an executed Cross License Agreement with respect to the right of the Parties to use certain Intellectual Property that is used in both the Business and any business or operations of the Sellers other than the Business;

(v)           executed Transition Services Agreements;

(vi)          all other documents required to be entered into prior to the Closing by the Sellers or their Affiliates pursuant hereto; and

(vii)         possession of the Assets.

(k)           Performance Test.  The LOU Facility shall have successfully completed the Performance Test.

(l)            Texaco Agreement.  The Sellers shall have delivered to the Purchaser a true, correct and complete copy of the Texaco Agreement.

Section 9.3             Conditions to Obligations of the Sellers.  The obligations of the Sellers to consummate the transactions contemplated hereby to occur at the Closing shall be further subject to the satisfaction of each of the following conditions, any or all of which may be waived by the Sellers, in whole or in part, to the extent permitted by applicable Law:

(a)           Representations and Warranties.  The representations and warranties of the Purchaser set forth in Article V, which representations shall be deemed for purposes of this Section 9.3(a) not to include any qualification or limitation with respect to materiality (whether by reference to “material,” “materially,” “Material Adverse Effect,” or otherwise), shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent any representation or warranty speaks as of a specified date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not (or would not reasonably be expected to) prevent or materially delay the performance by the Purchaser of any of its material obligations hereunder or the consummation of the transactions contemplated hereby.

(b)           Performance of Obligations by the Purchaser.  The Purchaser shall have performed or complied with all covenants and agreements required to be performed or complied with by it hereunder at or prior to the Closing in all material respects.

(c)           Certificates.  The Purchaser shall have delivered to the Sellers a certificate signed by an executive officer of the Purchaser as to compliance with the conditions set forth in Sections 9.3(a) and (b).

(d)           Commercial Agreements.  The Purchaser shall have executed and delivered (or where applicable, shall have caused its Affiliate to have executed and delivered) to the relevant Seller each of the Commercial Agreements relating to the Business to which it is intended to be a party.

(e)           Peru Site Lease.  The Purchaser shall have executed and delivered to the relevant Seller (or Affiliate of the Sellers) the Peru Site Lease.

(f)            Ancillary Documents.  The Purchaser shall have delivered, or caused to be delivered, to the Sellers the following:

(i)            documents evidencing the assumption of the Assumed Liabilities and the acceptance of the assignable Licenses relating to the Facilities or the Easement Facilities and the Assignment and Assumption Agreement;

(ii)           an executed Cross License Agreement with respect to the right of the Parties to use certain Intellectual Property that is used in both the Business and any business or operations of the Sellers other than the Business;

(iii)          executed Transition Services Agreements; and

(iv)          all other documents required to be entered into prior to the Closing by the Purchaser or its Affiliate pursuant hereto.

ARTICLE X

CLOSING

Section 10.1           Closing Date and Location.  The Closing shall occur on the second Business Day following the satisfaction or waiver of the conditions set forth in Sections 9.1, 9.2 and 9.3 (other than those conditions that by their nature are to be satisfied at the Closing), or (ii) such other date as the Parties may agree.  The Closing shall take place at such place as the Parties may agree.

Section 10.2           Polymers Business Closing.

(a)           In the event that (i) one or more of the conditions to Closing contained in Sections 9.2(a) — (l) (solely as each such condition to Closing relates to the Base Chemicals Business) has not been satisfied or waived prior to August 15, 2007, and at such time no condition or circumstance exists that could reasonably be expected to cause any condition to Closing set forth in Sections 9.1, 9.2 or 9.3 (solely as each such condition to Closing relates to the Base Chemicals Business) not to be satisfied on or prior to the Expiration Date, and (ii) the conditions to Closing set forth in Section 9.1, 9.2(a) — (i) and 9.3 (solely as each such condition to Closing relates to the Polymers Business) have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Polymers Closing), the Purchaser shall have the option (the “Polymers Purchase Option”), which it may exercise in its sole discretion, to close on the purchase of the Polymers Business and the Assets related thereto (the “Polymers Closing”) separate from the closing of the purchase of the Base Chemicals Business.

(b)           The Purchaser shall exercise the Polymers Purchase Option by delivering a written notice to the Sellers together with a draft of the Amendment (collectively, the “Option Notice”).

(c)           If the Purchaser exercises the Polymers Purchase Option, the Purchaser and the Sellers agree to commence good faith discussions with respect to an amendment to the Agreement (the “Amendment”) as promptly as practicable, but in any event within two (2) Business Days after the Purchaser has delivered the Option Notice.  The Amendment will provide for (i) the appropriate terms, conditions and mechanics to facilitate the Polymers Closing in advance of the Purchaser’s closing on the Base Chemicals Business and the Assets related thereto (the “Base Chemicals Closing”) and (ii) the appropriate terms, conditions and mechanics to facilitate the Base Chemicals Closing occurring separately at a later date.  The Amendment will include the terms set forth on Schedule 10.2(c).  The Purchaser and the Sellers agree that at the time any such discussions take place that they will work together in good faith so that the Amendment will facilitate the separate Polymers Closing and Base Chemicals Closing and reflect the intentions of the Parties as set forth in this Agreement and Schedule 10.2(c) to the fullest extent possible.  If the Purchaser exercises the Polymers Business Option, the Polymers Closing shall occur on the first (1st) Business Day after the Purchaser and the Sellers have executed the Amendment unless otherwise agreed to by the Parties.

ARTICLE XI

TERMINATION

Section 11.1           Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to Closing:

(a)           by mutual written consent of the Parties;

(b)           by the Sellers, if the Purchaser has in any material respect failed to perform or comply with any of its covenants or agreements contained in this Agreement required to be performed or complied with by it at or prior to the Closing or breached any of its representations and warranties contained in Article V, which failure or breach (i) would give rise to the failure of the condition set forth in Section 9.3(a) or (b), and (ii) cannot be cured by the Purchaser or, if curable, is not cured within 30 days after the date the Sellers notified the Purchaser thereof pursuant to this Section 11.1(b);

(c)           by the Purchaser, if any of the Sellers have failed to perform or comply with any of their covenants or agreements contained herein required to be performed by any of them at or prior to the Closing or breached any of their representations and warranties contained in Article IV, which failure or breach (i) would give rise to the failure of the condition set forth in Section 9.2(a) or (b), and (ii) cannot be cured by the Sellers or, if curable, is not cured within 30 days after the date the Purchaser notified the Sellers thereof pursuant to this Section 11.1(c);

(d)           by the Purchaser or the Sellers, if any Governmental Entity of competent jurisdiction shall have issued any injunction, order or decree which permanently restrains or prohibits in any material respect consummation of the transactions contemplated hereby, and such injunction, order or decree shall have become final and nonappealable;

(e)           by (i) the Purchaser, if there shall occur prior to the Closing any loss, damage, impairment or condemnation with respect to the Assets that has had or would reasonably be expected to have a Material Adverse Effect or (ii) the Sellers, if there shall occur prior to the Closing any change, event, effect or occurrence that, when taken together with all other changes, events, effects or occurrences, would prevent or materially delay the performance by the Purchaser of any of its material obligations hereunder or the consummation of the transactions contemplated hereby; or

(f)            by the Sellers or the Purchaser, if the Closing has not occurred on or prior to December 31, 2007 (the “Expiration Date”) for any reason other than delay or nonperformance of the Party seeking such termination.

Section 11.2           Notice and Effect of Termination.  In the event of termination of this Agreement pursuant to Section 11.1, written notice thereof stating the provision of Section 11.1 pursuant to which such termination is made shall be promptly given by the terminating Party to the other Parties, and this Agreement shall forthwith become void, except for the provisions of Section 6.6 (Public Announcements), Section 13.1 (Notices), Section 13.5 (Controlling Law), Section 13.6 (Consent to Jurisdiction, Etc.; Waiver of Jury Trial), Section 13.11 (Integration), Section 13.12 (Transaction Costs) and this Section 11.2, which shall survive the termination.  Notwithstanding the foregoing, nothing contained herein shall relieve any Party from liability for any willful breach of any covenant or obligation herein prior to the Termination Date.

ARTICLE XII

INDEMNIFICATION

Section 12.1           Representations and Warranties.

(a)           Subject to Section 12.1(b), all of the representations and warranties of the Parties contained in this Agreement and all claims for breaches of such representations and warranties shall survive the Closing until the end of the eighteenth (18th) month after the Closing Date, except for breaches of the representations and warranties set forth in:

(i)            Sections 4.1, 4.2, 5.1 and 5.2, which shall survive the Closing indefinitely;

(ii)           Section 4.4 and the second sentence of Section 4.5, which shall survive the Closing until the fifth (5th) anniversary of the Closing Date;

(iii)          Section 4.12, which shall survive the Closing and shall not terminate until 30 days after the expiration of the statute of limitations (including extensions) applicable to such Tax matter;

(iv)          Section 4.17, which shall survive the Closing until the fifth (5th) anniversary of the Closing Date, except for Sections 4.17 (a), (b), (c), (d), (h) and (j) to the extent such sections relate to any “New Source Review” or “Prevention of Significant Deterioration” requirements imposed under the federal Clean Air Act or analogous state Laws or out of any “Process Safety Management” requirements imposed under the federal Occupational Safety and Health Act or analogous state Laws, which shall not survive the Closing;

(v)           Section 4.20 and 5.5, which shall survive the Closing and shall not terminate until the expiration of the applicable statute of limitations; and

(vi)          the Conveyance Documents delivered pursuant to Section 9.2(j)(i), which shall survive the Closing indefinitely.

(b)           No claim for a breach of a representation or warranty may be made, brought or maintained by any Party hereto after the expiration of the applicable survival period set forth in this Agreement unless such claim has been asserted by proper written notice under this Article XII (or Article VIII if such claim is for a breach of a representation or warranty made in Section 4.17), specifying the details known as of such date of the alleged misrepresentation or breach of representation or warranty, on or prior to the expiration of the applicable survival period.  If such written notice of a claim has been given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation or warranty, then the applicable representation or warranty shall survive as to such claim, until such claim has been finally resolved.

Section 12.2           Indemnification.

(a)           Subject to the provisions of this Article XII, from and after the Closing Date, the Sellers shall jointly and severally indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all claims, liabilities, obligations, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) (collectively, “Losses”) that the Purchaser Indemnified Parties incur resulting from or arising out of (i) any breach of any representations and warranties of the Sellers in Article IV (except for breaches of the representations and warranties set forth in Section 4.17, which are subject to the terms of Article VIII), including any inaccuracy of any representation or warranty resulting from such representation or warranty being treated as if it were brought down and remade effective on and as of the Closing Date (except where such representation and warranty is specifically limited by its terms to a specified date, in which case such representation shall not be treated as having been so brought down and remade); (ii) any breach of any obligation of the Sellers in this Agreement (except for any breaches of any obligation of the Sellers set forth in Article VIII, which are addressed therein); or (iii) any Retained Liabilities (except for Longview Environmental Contamination, Peru Environmental Contamination and Off-Site Disposal Activities, which are subject to the terms of Article VIII).

(b)           Subject to the provisions of this Article XII, from and after the Closing Date, the Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from and against all Losses that the Seller Indemnified Parties incur resulting from or arising out of (i) any breach of any representations and warranties of the Purchaser in this Agreement, (ii) any breach of any obligation of the Purchaser in this Agreement, or (iii) the Purchaser’s ownership or operation of the Assets or the Business from and after the Closing Date or relating to the Assumed Liabilities, in each case to the extent such Losses do not result from or arise out of a matter to which the Purchaser is otherwise entitled to indemnification pursuant to Section 12.2(a) or Article VIII.

(c)           Notwithstanding Section 12.2(a)(iii), the Purchaser shall pay to (or on behalf of) the Seller Indemnified Parties one hundred percent (100%) of the first Five Million Dollars ($5,000,000) of any Losses resulting from or arising out of any Other Retained Liabilities incurred by the Seller Indemnified Parties in each twelve month period measured from the Closing Date (without carryover to any subsequent twelve month period), subject to the following:

(i)            the Purchaser shall not pay or reimburse the Seller Indemnified Parties for Losses resulting from or arising out of Other Retained Liabilities (A) in an amount in excess of Fifty Million Dollars ($50,000,000) in the aggregate or (B) for which a claim is made by the Seller Indemnified Parties after the twentieth (20th) anniversary of the Closing Date;

(ii)           in no event shall the Purchaser be required to pay or reimburse the Seller Indemnified Parties for any Losses resulting from or arising out of Other Retained Liabilities incurred by the Seller Indemnified Parties that are recovered by the Seller Indemnified Parties from either Novacor pursuant to Novacor’s indemnification obligations under the Novacor Agreement or the Texaco Parties pursuant to the Texaco Parties’ indemnification obligations under the Texaco Agreement;

(iii)          in no event shall the Purchaser be required to pay or reimburse the Seller Indemnified Parties for any Losses resulting from or arising out of any Other Retained Liabilities that result in Losses of less than $25,000; and

(iv)          in no event shall the Purchaser be required to pay or reimburse the Seller Indemnified Parties for any Losses resulting from or arising out of a matter to which the Purchaser is entitled to indemnification pursuant to Section 12.2(f).

(d)           For the purposes of determining when a claim is made by a Seller Indemnified Party for the Purchaser to pay or reimburse the Seller Indemnified Parties for Losses resulting from or arising out of any Other Retained Liabilities pursuant to Section 12.2(c) to which the mitigation requirements of Section 12.3(f) apply, the date on which the Purchaser receives a notice from a Seller Indemnified Party which states, if applicable, that the Seller Indemnified Parties are seeking to first recover such Losses from Novacor and/or the Texaco Parties as required pursuant to Section 12.3(f) shall be deemed to be the date on which such claim is made by the Sellers.

(e)           For purposes of determining the amount of Losses suffered by a Party for breach of any representation and warranty, any qualifiers regarding “materiality,” “material adverse effect” or “Material Adverse Effect” contained in such representations and warranties shall be disregarded.

(f)            The Sellers shall indemnify and hold harmless the Purchaser Indemnified Parties for all Losses resulting from or arising out of (i) any suit, action, claim or proceeding brought by any third party based upon the arrangements set forth in Section 6.5(a)(v) or 6.5(b); or (ii) the items set forth on Schedule 12.2(f).

Section 12.3           Indemnification Procedures.  Except as otherwise provided for under Article VIII, claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a)           Any Indemnified Party claiming indemnification under this Agreement with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 12.2 (without regard to the limitations in Section 12.4(a) or (b), as applicable) shall promptly (i) notify the other Party (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the Indemnified Party’s best estimate of the amount of Losses attributable to the Third Party Claim and the basis of the Indemnified Party’s request for indemnification under this Agreement.  Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is prejudiced by such delay or omission.

(b)           The Indemnifying Party shall have the right to defend the Indemnified Party against a Third Party Claim, except when (i) a Third Party Claim is made by a Governmental Entity, in which case the Indemnified Party shall have the right to control such claim solely to the extent it pertains to such Indemnified Party or (ii) the Purchaser is the Indemnified Party and the amount of Losses attributable to the Third Party Claim is in excess of the Cap, in which case the Purchaser shall have the right to control such claim.  If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party (who shall be reasonably satisfactory to the Indemnified Party), by all appropriate proceedings, to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this Section 12.3(b).  The Indemnifying Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings, including any compromise or settlement thereof; provided, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, that such consent shall not be required if (a) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim, (b) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates, and (c) the Indemnifying Party actually pays any and all amounts required pursuant to such settlement and is not disputing its indemnification obligation with respect to such claim.  If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person.  The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 12.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.  If in connection with any Third Party Claim related to any breach of a representation or warranty of the Sellers in this Agreement, which the Indemnifying Party has elected to assume the defense of, the third party making such claim offers a settlement to the Indemnifying Party, the Indemnifying Party must notify the Indemnified Party of such settlement offer.  If such settlement offer is less than or equal to the Cap and the Indemnified Party notifies the Indemnifying Party that it believes that it is advisable for the Indemnifying Party to accept such settlement offer, but the Indemnifying Party rejects such settlement offer and the Third Party Claim proceeds to a judgment, and such judgment exceeds the Cap, the Indemnifying Party shall be obligated to pay the entire amount of such judgment notwithstanding the fact that such amount exceeds the Cap.  If such settlement offer is more than the Cap and the Indemnified Party notifies the Indemnifying Party that it believes that it is advisable for the Indemnifying Party to accept such settlement offer, but the Indemnifying Party rejects such settlement offer and the Third Party Claim proceeds to a judgment, and such judgment exceeds the settlement offer, the Indemnifying Party shall be obligated to pay the entire amount of such judgment less the amount which the Indemnified Party would have been required to pay had the settlement offer been accepted, notwithstanding the fact that such amount exceeds the Cap.

(c)           If the Indemnifying Party fails to notify the Indemnified Party within 30 days after receipt of any Claim Notice that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 12.3(b), or to the extent an Indemnified Party is controlling a claim pursuant to the parenthetical in the first sentence of Section 12.3(b), then the Indemnified Party shall defend any such Third Party Claim with counsel selected by the Indemnified Party, by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnified Party to a final conclusion or settled.  In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim (except when a Third Party Claim is made by a Governmental Entity and solely to the extent it pertains to the Indemnified Party) if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed).  If requested by the Indemnified Party, the Indemnifying Party agrees, at its sole cost and expense, to cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party elects to contest.  The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 12.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation; provided, that if at any time the Indemnifying Party acknowledges in writing such Third Party Claim is a Loss subject to this Article XII, the Indemnifying Party shall be entitled to assume the defense of such Third Party Claim in accordance with Section 12.3(b) (except when a Third Party Claim is made by a Governmental Entity, in which case the Indemnified Party shall have the right to control such defense or settlement solely to the extent it pertains to such Indemnified Party).

(d)           A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the Party from whom indemnification is sought.

(e)           In the event an Indemnified Party shall recover Losses in respect of a claim of indemnification under this Article XII, no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification.

(f)            Notwithstanding anything to the contrary herein, the Parties shall have a duty to use commercially reasonable efforts to mitigate any prospective or actual Losses arising out of or relating to this Agreement or the transactions contemplated hereby.  In furtherance and not in limitation of the foregoing, the Sellers agree that whenever any Seller Indemnified Party seeks reimbursement from the Purchaser for any Other Retained Liability pursuant to Section 12.2(c), such Seller Indemnified Party will also bring, to the extent applicable, a claim against Novacor pursuant to the Novacor Agreement or the Texaco Parties pursuant to the Texaco Agreement as the case may be.

(g)           The right to indemnification based on representations and warranties in this Agreement shall not be affected by any knowledge of the Indemnified Party that may have been acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of any such representation and warranty.  The waiver of any condition based on the accuracy of any representation and warranty, or on the performance of or compliance with any covenant or agreement in this Agreement, will not affect any of the remedies set forth in clauses (i), (ii) and (iv) of the first sentence of Section 12.5(a) that may be available.

Section 12.4           Limitations on Liability of the Sellers.

(a)           The Sellers shall have no liability arising out of or relating to any Losses incurred by the Purchaser Indemnified Parties resulting from any breach of a representation or warranty of the Sellers in this Agreement (other than breaches of the representations and warranties of the Sellers in Sections 4.1, 4.2, 4.12, 4.17 (which shall be subject to the Environmental Deductible pursuant to Section 8.6(a)) and 4.20, which shall not be subject to the limitation on liability contained in this Section 12.4(a)) except if the aggregate Losses incurred by the Purchaser Indemnified Parties hereunder exceed $10,000,000 (and then, only to the extent such aggregate Losses exceed $10,000,000).

(b)           Once the Purchaser has suffered total Losses in excess of the amount specified in Section 12.4(a), a breach of representation and warranty that results in Losses of less than $25,000 shall be deemed not to be a breach of such representation and warranty.

(c)           Except as otherwise provided in Section 12.3(b), in no event shall the Sellers’ aggregate liability arising out of or relating to Losses incurred by the Purchaser Indemnified Parties and resulting from any breach of a representation or warranty of the Sellers in this Agreement (other than breaches of the representations and warranties of the Sellers in Sections 4.1, 4.2, 4.12, 4.17 (which shall be subject to the Environmental Cap pursuant to Section 8.6(c)) and 4.20 of this Agreement, which shall not be subject to the limitation on liability contained in this Section 12.4(c)) exceed $150,000,000 (the “Cap”).

(d)           The Purchaser shall not be entitled to seek indemnification pursuant to any provision of this Agreement as a result of any payments required to be made by the Purchaser pursuant to Section 12.2(c).

Section 12.5           Waiver of Remedies.

(a)           From and after the Closing, notwithstanding anything to the contrary herein, the Parties hereby agree that, except for (i) the indemnity obligations expressly provided in Sections 6.2, 6.5(b), 6.16(c), 12.2 and Article VIII (the “Indemnity Obligations”), (ii) the reimbursement obligations expressly provided in Sections 6.4(b), 6.4(d), 6.5(a), 6.7(d), 6.10(b), 6.11, 6.12, 6.14(b) and 6.21 (the “Reimbursement Obligations”), (iii) the rights and obligations of the Parties relating to the Ancillary Documents and (iv) any claims based on fraud, no Party shall have any liability, and no Party shall make any claim, for any Losses or other matter, under, arising out of or relating to this Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby whether based on contract, tort, strict liability, other Laws or otherwise.  The Parties acknowledge and agree that the remedies set forth in clauses (i), (ii) and (iv) of the previous sentence are the sole and exclusive remedies of the Parties for any breaches of this Agreement from and after the Closing.

(b)           Notwithstanding anything to the contrary in this Agreement, except for (i) the Indemnity Obligations, (ii) claims made under the Reimbursement Obligations, (iii) the rights and obligations of the Parties relating to the Ancillary Documents, (iv) any claims based on fraud, and (v) any claims against a Party not related to this Agreement or the transactions contemplated hereby, the Purchaser on behalf of the Purchaser Indemnified Parties and the Sellers on behalf of the Seller Indemnified Parties shall be deemed to have waived, to the fullest extent permitted under applicable Law, any right of contribution against the Sellers or the Purchaser, or any of their Affiliates, as the case may be, and any and all rights, claims and causes of action it may have against the Sellers or any of their Affiliates or the Purchaser or its Affiliates, as the case may be, arising under or based on any Law or otherwise.

(c)           NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, (1) EXCEPT FOR CLAIMS BASED ON FRAUD OR SECTION 12.2(f)(ii), NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY UNDER THIS AGREEMENT FOR SPECIAL, CONSEQUENTIAL OR INDIRECT DAMAGES OR LOST REVENUES OR LOST PROFITS, AND (2) EXCEPT FOR CLAIMS BASED ON FRAUD, NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY UNDER THIS AGREEMENT FOR PUNITIVE, EXEMPLARY OR INCIDENTAL DAMAGES, IN EACH CASE WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, AND IN EACH CASE UNLESS SUCH PARTY IS THE INDEMNIFYING PARTY HEREUNDER AND SUCH DAMAGES ARE PAYABLE BY AN INDEMNIFIED PARTY PURSUANT TO A THIRD PARTY CLAIM.

Section 12.6           Treatment of Payments.  Any payments made pursuant to Article VIII or this Article XII shall be treated by the Parties as an adjustment to the Purchase Price.

Section 12.7           No Other Representations.  NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, IT IS THE EXPLICIT INTENT OF EACH PARTY HERETO, AND THE PARTIES HEREBY AGREE, THAT NONE OF THE SELLERS, THE PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, WITH RESPECT TO THE TRANSACTIONS, EXCEPT THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS AGREEMENT.

Section 12.8           Assumption of Mansonville Business Transition Risk.  The Purchaser acknowledges that it is not acquiring the Mansonville Site and intends to transition the manufacturing business currently conducted at the Mansonville Site (including any related sales or marketing of product) (the “Existing Mansonville Business”) to the Peru Site (the “Mansonville Business Transition”) on or before the end of the EPS Exchange and Licensing Agreement to be entered into at the Closing (the “EPS Exchange and Licensing Agreement”), and agrees, subject to the Sellers’ (a) compliance with the EPS Exchange and Licensing Agreement; (b) compliance with their obligations under Sections 2.1, 6.4 and 9.2(j) with respect to the Assets of the Existing Mansonville Business being conveyed under this Agreement; and (c) conduct of the Existing Mansonville Business during the period from the date hereof through the Closing Date in a manner that complies with Section 6.1, but only to the extent such compliance is necessary for and consistent with the performance by the Sellers of their obligations under the EPS Exchange and Licensing Agreement, that (i) for purposes of determining whether a Material Adverse Effect has occurred, any adverse change, event, effect, circumstance or occurrence on (A) the Existing Mansonville Business resulting from the announcement of this Agreement or the Mansonville Business Transition, (B) the likelihood of successful implementation of the Mansonville Business Transition or (C) the contracts or customer relationships associated with the Existing Mansonville Business (the matters described in clauses (A), (B) and (C) above being referred to as the “Mansonville Transition Risks”) shall be disregarded; and (ii) the Purchaser waives any claim it might otherwise have under this Agreement based upon or arising out of the Mansonville Transition Risk.  Notwithstanding the foregoing, nothing in this Section 12.8 shall create any liability of the Purchaser or any of its Affiliates to the Sellers for any liabilities or obligations incurred by the Sellers resulting out of or related to the Mansonville Facility or the Mansonville Site after the EPS Exchange and Licensing Agreement has terminated or otherwise expired.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.1           Notices.  All notices, communications and deliveries hereunder shall be made in writing signed by or on behalf of the Party making the same, shall specify the Section under this Agreement pursuant to which it is given or being made, and shall be delivered personally, by facsimile transmission, by nationally recognized overnight courier (with evidence of delivery and postage and other fees prepaid) or by registered or certified mail (return receipt requested) as follows:

To the Purchaser:	Flint Hills Resources, LLC
	Attn:	President
4111 East 37th Street North
Wichita, Kansas 67220
	Facsimile:	316-828-8245

with copies to:	Flint Hills Resources, LLC
	Attn:	General Counsel
4111 East 37th Street North
Wichita, Kansas 67220
	Facsimile:	316-828-8245

and	Weil, Gotshal & Manges LLP
	Attn:	Glenn D. West
200 Crescent Court, Suite 300
Dallas, Texas 75201-6950
	Facsimile:	214-746-7777

To the Sellers:	c/o Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108
	Attn:	John R. Heskett
	Facsimile:	(801) 584-5788

with a copy to:	c/o Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108
	Attn:	Legal Department
	Facsimile:	(801) 584-5782

or to such other representative or at such other address of a party as such party may furnish to the other parties in writing.  Any such notice, communication or delivery shall be deemed given or made (i) on the date of delivery, if delivered in person or by overnight courier service, (ii) upon transmission by facsimile if receipt is confirmed by telephone during regular business hours (failing which the next Business Day) or (iii) on the fifth Business Day after it is mailed by registered or certified mail.

Section 13.2           Schedules and Exhibits.  The Schedules and Exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full herein.

Section 13.3           Assignment; Successors in Interest.

(a)           Except as provided in this Section 13.3, no assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made without the prior written consent of the other Parties.

(b)           The Purchaser may, without the obligation to obtain the prior written consent of the Sellers, but with the obligation to provide contemporaneous or prior notice to the Sellers, assign this Agreement or all or any part of its rights or obligations hereunder to one or more Persons, provided, that any assignment under this Section 13.3(b) (whether by the Purchaser or any Qualified Transferee) shall be permitted only to a Person in which the Purchaser or Koch Industries, Inc. owns, directly or indirectly, 50% or more of such Person’s outstanding equity interests (a “Qualified Transferee”); and the Purchaser (or any such Qualified Transferee, if applicable) may pledge, assign and grant to the Purchaser’s (or such Qualified Transferee’s) lenders, for the benefit of such lenders, a continuing security interest on all of the Purchaser’s or Qualified Transferee’s right, title and interest in and to this Agreement and any and all related agreements, as security for the payment and performance of all obligations of the Purchaser or such Qualified Transferee to such lenders by reason of borrowings or the guarantee of borrowings, or otherwise; provided, however, that any foreclosure or assignment in lieu thereof by any such lenders shall be subject to the restrictions on assignment or transfer set forth herein.  No such assignment to a Qualified Transferee or pledge, grant or assignment of a security interest shall release or discharge the Purchaser from any of its obligations as the “Purchaser” under this Agreement or the Purchaser Ancillary Documents and the transactions contemplated by this Agreement or any Purchaser Ancillary Documents (including from the obligations the Purchaser otherwise would have had under any such Ancillary Document if the Purchaser had not assigned the obligation to enter into any such Ancillary Document to a Qualified Transferee), and any such Qualified Transferee shall, as a condition to assignment hereunder, expressly agree to be subject to the terms set forth in this Section 13.3 and assume the obligations set forth in Section 8.1(d)(8) (with respect to the Assets received by such Qualified Transferee).

(c)           The Sellers may, without the obligation to obtain the prior written consent of the Purchaser, but with the obligation to provide contemporaneous or prior notice to the Purchaser, assign this Agreement or all or any part of the Business or Assets, or the Sellers’ rights or obligations hereunder to one or more Persons.  No such assignment to a Person shall release or discharge the Sellers from any of their obligations as the “Sellers” under this Agreement or the Seller Ancillary Documents and the transactions contemplated by this Agreement or any Seller Ancillary Documents.  For the avoidance of doubt, the Sellers may convey any of the Excluded Assets without any notice to or consent of the Purchaser, except as may otherwise be required under any applicable Commercial Agreement.

(d)           Subject to Section 13.3(e) below, the Purchaser (or a Qualified Transferee) shall have the right to assign its rights of indemnification pursuant to Article VIII and Article XII to one or more subsequent owners of all or any portion of the Assets, subject to (i) the approval of the Sellers, which approval shall not be unreasonably withheld, conditioned or delayed and (ii) the requirement that, as a condition to assignment hereunder, such assignee expressly agrees to be subject to the terms set forth in this

Section 13.3 and assumes the obligations set forth in Section 8.1(d)(8) (with respect to the Assets received by such assignee); provided, however, that for purposes of this Section 13.3, any Change of Control of the Purchaser or a Qualified Transferee shall be deemed an assignment pursuant to this Section 13.3(d) of the rights to indemnification with respect to the Assets owned by the Purchaser or such Qualified Transferee at the time of such Change of Control; provided, however, that any change in the ownership of Koch Industries, Inc. shall not be considered a Change of Control of the Purchaser or any Qualified Transferee.

(e)           Once the Purchaser (or a Qualified Transferee) has assigned its rights of indemnification with respect to all or any portion of an Asset pursuant to Section 13.3(d), but not Section 13.3(b), the subsequent beneficiary of such indemnity shall have no further right to assign such indemnity again without the prior written consent of the Sellers, which the Sellers may withhold in their sole discretion.  Further, if there is a Change of Control of the subsequent beneficiary without such prior written consent, the indemnification rights assigned to such subsequent beneficiary shall thereafter cease to be enforceable by such subsequent beneficiary, but such subsequent beneficiary shall continue to be bound by the obligations set forth in Section 8.1(d)(8) (with respect to the Assets received by such subsequent beneficiary).

(f)            This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 13.4           Captions.  The titles, captions and table of contents contained herein are inserted herein only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 13.5           Controlling Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal Laws of the State of Texas without reference to its choice of law rules.

Section 13.6           Consent to Jurisdiction, Etc.; Waiver of Jury Trial.  Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Texas in Harris County, Texas or the federal courts located in the Southern District of Texas, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and except for the right of removal to a federal court located in the Southern District of Texas, irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that they any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum.  During the period a Legal Dispute that is filed in accordance with this Section 13.6 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court.  Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject thereto, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum or (e) the venue of such action, suit or proceeding is improper.  A final judgment in any action, suit or proceeding described in this Section 13.6 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.  THE PARTIES HEREBY WAIVE IRREVOCABLY ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY IN CONNECTION WITH ANY LEGAL DISPUTE.

Section 13.7           Severability.  Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 13.8           Counterparts.  This Agreement may be executed in two or more counterparts, no one of which need be executed by all Parties but all of which shall constitute but one and the same contract, and each of which shall be deemed an original.  It shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

Section 13.9           No Third-Party Beneficiaries.  Except to the extent specified in Article VIII and Article XII, which are also intended to benefit and to be enforceable by any Indemnified Party, the rights, duties, and obligations under this Agreement are for the sole benefit of the Parties and their respective successors and permitted assigns, and are for the benefit of no other Person or Persons, and no rights will accrue to or arise for any other Person or Persons as a result of the express or implied terms, conditions, rights, duties, or obligations of, or set forth in, this Agreement.  The obligations of the Sellers set forth in this Agreement are joint and several and the Sellers agree to be jointly and severally liable for the respective obligations of one another set forth in this Agreement, and HI agrees to be jointly and severally liable for any obligations of any Seller or any Affiliate of any Seller set forth in any Ancillary Agreement.

Section 13.10         Amendment; Waivers; Extensions.  No amendment, modification, waiver, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same is in writing and signed by the Parties.  Each waiver of a right hereunder does not extend beyond the specific event or circumstance giving rise to the right.  No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.  Neither the failure nor any delay on the part of any Party to exercise any right or remedy under this Agreement will operate as a waiver thereof, nor does any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

Section 13.11         Integration.  This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for the Confidentiality Agreement), and constitute the entire agreement among the Parties with respect thereto.

Section 13.12         Transaction Costs.  Except as provided for in Sections 6.4(b), 6.4(d), 6.5(a), 6.5(b), 6.10(b) and Articles VII, VIII and XII, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, environmental consultants, accountants and counsel, and (b) the Sellers shall pay their own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of their financial advisors, accountants and counsel.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

PURCHASER:

FLINT HILLS RESOURCES, LLC

By:
Name:
Title:

SELLERS:

HUNTSMAN INTERNATIONAL LLC

By:
Name:
Title:

HUNTSMAN PETROCHEMICAL CORPORATION

By:
Name:
Title:

HUNTSMAN INTERNATIONAL CHEMICALS CORPORATION

By:
Name:
Title:

HUNTSMAN POLYMERS HOLDINGS CORPORATION

By:
Name:
Title:

SIGNATURE PAGE FOR THE
ASSET PURCHASE AGREEMENT

HUNTSMAN POLYMERS CORP.

By:
Name:
Title:

HUNTSMAN CHEMICAL CO. OF CANADA, INC.

By:
Name:
Title:

HUNTSMAN EXPANDABLE POLYMERS COMPANY, LLC

By:
Name:
Title: